AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 3, 2002.
REGISTRATION NO. 333-97983
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1 to FORM SB-2 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

VIRTRA SYSTEMS, INC.
(NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)
TEXAS	334310	93-1207631
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(IRS employer identification number)

440 North Center
Arlington, Texas 76011
(817) 261-4269
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
440 North Center
Arlington, Texas 76011
(817) 261-4269
(ADDRESS OF PRINCIPAL PLACE OF BUSINESS OR INTENDED PRINCIPAL PLACE OF BUSINESS)
L. Kelly Jones, chief executive officer
440 North Center
Arlington, Texas 76011
(817) 261-4269
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
AREA CODE, OF AGENT FOR SERVICE)
COPIES TO:
DAVID C. THOMAS, ESQ.
185 Madison Avenue
10th Floor
New York, NY 10016
(212) 725-4423
(212) 684-9022 Fax
COUNSEL TO ISSUER
_________________
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
_________________
IF DELIVERY OF THE PROSPECTUS IS EXPECTED TO BE MADE PURSUANT TO RULE 434, CHECK THE FOLLOWING BOX.

PROSPECTUS
VirTra Systems, Inc.
440 North Center, Arlington, Texas 76011 (817) 261-4269
The Resale of 19,991,703 Shares of Common Stock
The selling price of the shares will be determined by market factors at the time of their resale.
This prospectus relates to the resale by the selling shareholders of up to 19,991,703 shares of common stock. The selling shareholders may sell the stock from time to time in the over-the-counter market at the prevailing market price or in negotiated transactions. Of the shares offered,
  495,000 shares are presently outstanding,
  up to 12,500,000 shares are issuable to Dutchess Private Equities Fund, L.P. based an Investment Agreement dated as of July 11, 2002, up to 6,000,000 shares are issuable to holders of our convertible subordinated debentures issued on July 11, 2002 and issuable prior to September 6, 2002, up to 500,000 shares are issuable upon the exercise of warrants issued to the debenture investors,
  496,703 shares are issuable upon exercise of warrants acquired by Swartz Private Equity LLC in connection with an earlier equity line, and
• 495,000 shares may be sold by holders who acquired those shares in earlier private placement transactions
We will receive no proceeds from the sale of the shares by the selling shareholders. However, we may receive up to $5 million of proceeds from the sale of shares to Dutchess, and we may receive additional proceeds from the sale to Dutchess and Swartz of shares issuable upon the exercise of any warrants that they may exercise.
Our common stock is quoted on the over-the-counter Electronic Bulletin Board under the symbol VTSI. On August 30, 2002, the average of the bid and asked prices of the common stock on the Bulletin Board was $0.20 per share.
Investing in the common stock involves a high degree of risk. You should not invest in the common stock unless you can afford to lose your entire investment. See "Risk Factors".
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is September 3, 2002
Please read this prospectus carefully. It describes our company, finances, products and services. Federal and state securities laws require us to include in this prospectus all the important information that you will need to make an investment decision.
You should rely only on the information contained or incorporated by reference in this prospectus to make your investment decision. We have not authorized anyone to provide you with different information. The selling shareholders are not offering these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.
Some of the statements contained in this prospectus, including statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," are forward-looking and may involve a number of risks and uncertainties. Actual results and future events may differ significantly based upon a number of factors, including:
  that we have had significant losses ever since starting business and we expect to continue losing money for some time;
  that we expect competition from companies that are much larger and better financed than we are;
  that we cannot be sure our product will be accepted; and
  that we are in default on loans from several of our shareholders, and a bank, and we are also in default under some of our equipment lease financing agreements.
In this prospectus, we refer to VirTra Systems, Inc. as "we" or "VirTra Systems," and Dutchess Private Equities Fund, L.P. as "Dutchess."

Prospectus Summary

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section.

Our Business

We were organized in 1996 to operate theme concept microbrewery restaurants. In 1997, we acquired all rights to 'Net GameLink™, an interactive entertainment system designed to allow a number of players to compete with one another in a game via an intranet or the Internet. From 1999 when we closed our microbrewery operations until we acquired Ferris Productions, Inc. as described below, we had been devoting substantially all of our efforts to implementing the 'Net GameLink™ product and our operations were limited to development, construction and beta-testing of the initial 'Net GameLink™ prototype system at J. Gilligan's Bar and Grill in Arlington, Texas.
In September, 2001, we acquired Ferris Productions, Inc., a leading developer and operator of virtual reality devices. Ferris designs, develops, distributes, and operates technically-advanced products for the entertainment, simulation, promotion, and education markets. The acquisition provided us with a wider array of products within our industry, an experienced management team, an existing revenue stream, and established distribution channels. Post-merger, we believe we are a leading virtual reality developer and manufacturer.
Our principal office is at 440 North Center, Arlington, Texas 76011, and our telephone number is (817) 261-4269.

The Offering

The selling shareholders are:
Shareholder	Number of Shares
Dutchess Private Equities Fund, L.P. (1)	17,333,333
Peter and Melody Zatir (1)	666,667
Andrew Smith (1)	200,000
Delaware Charter trustees for Michael Dix IRA (1)	320,000
Delaware Charter trustees for Laurence Wexler IRA (1)	466,667
Delaware Charter trustees for Craig Wexler IRA (1)	13,333
Swartz Private Equity LLC	496,703
Galactic Ltd.	325,000
Institutional Capital Finance	100,000
Gary Cella	50,000
FilmXero	20,000
Total	19,991,703

(1) The number of shares beneficially owned by holders of our convertible subordinated debentures is indeterminate as the conversion price of those debentures is based upon market price of the shares. In computing the numbers of shares held by these holders, the 6 million shares covered by this registration statement for resale following conversion have been divided proportionately to the principal amount of debentures held by each holder.
We have signed an Investment Agreement with Dutchess to raise up to $5 million through a series of sales of our common stock to Dutchess. The dollar amount of each sale is limited by our common stock's trading volume. A minimum period of time must occur between sales. In turn, Dutchess will either sell our stock in the open market, sell our stock to other investors through negotiated transactions or hold our stock in its own portfolio. This prospectus covers the resale of our stock by Dutchess either in the open market or to other investors.
Under our equity line, we may, at our discretion, periodically sell to Dutchess shares of our common stock for a total purchase price of up to $5 million. They will pay us 92 percent (97 percent less 5 percent of the proceeds which we must pay to them) of the average of the lowest four closing bid prices of our common stock during the 5 trading days after we give notice to them of our demand - called a "put notice" - that they purchase a certain amount of our stock. They intend to resell any shares purchased under the equity line at the then-prevailing market price.
This prospectus also relates to 6,000,000 shares of our common stock that we have reserved for possible issuance to the holders of 3-year 5% Convertible Debentures in the principal amount of $450,000. The holders of these convertible debentures have the right to convert the debentures, with accrued interest, into shares of our common stock at the lesser of 125 percent of the weighted volume average price of our common stock on the date the debentures were issued or 85 percent of the average of the four lowest closing bid prices for our common stock during the 5 trading days prior to the dates the holders give us their notices of conversion.
It also covers the resale of shares acquired or to be acquired by other investors as a result of earlier private placement transactions. These other shareholders have "piggyback" writes as to the registration statement that includes this prospectus.

Key Facts

Common Stock Offered	Up to 19,991,703 shares by selling shareholders.
Offering Price	Prevailing market prices.
Common Stock Outstanding Before This Offering	35,791,931.
Use of Proceeds
None; however, we may receive up to $5 million from the sale of the shares to Dutchess, and we may receive additional amounts from the sale of shares to Dutchess if Dutchess exercises any of the warrants issued to it when it bought its convertible debentures, in which case such proceeds will be used for general corporate and working capital purposes.

Risk Factors	The securities offered involve a high decree of risk and immediate substantial dilution. See "Risk Factors" and "Dilution."
OTC Bulletin Board Common Stock Symbol	VTSI

(1) Includes
  up to 12,500,000 shares that we may issue to Dutchess under the Investment Agreement, up to 6,000,000 shares that we may issue to holders of our convertible subordinated debentures upon conversion of those debentures, up to 500,000 shares underlying warrants issued to the debenture investors,
  496,703 shares we may issue to Swartz Private Equity LLC if it exercises warrants it acquired in connection with an earlier line of credit, and
  495,000 shares we have issued in earlier private placement transactions

Summary Financial Data

The information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes to financial statement included elsewhere in this prospectus.
	Year Ended December 31,		Six Months ended June 30
	2001	2000	2002	2001
Revenue	$ 2,463,064	$ 3,359,126	$ 502,064	$ 1,372,118
Loss from operations	(1,555,027)	(658,148)	(880,432)	(836,482)
Net Loss	(2,954,576)	(1,351,871)	(1,560,015)	(1,362,314)
Income (loss) per common share	(0.09)	(0.05)	(0.05)	(0.04)
Weighted average number of common shares outstanding	31,758,516	30,400,649	34,356,598	34,400,100

Balance Sheet Data:
June 30, 2002
Working capital (deficit)	($5,703,818)
Total assets	693,292
Total liabilities	8,507,272
Shareholders' equity (deficit)	(7,817,871)

Risk Factors

An investment in the common stock the selling shareholders are offering to resell is risky. You should be able to bear a complete loss of your investment. Before purchasing any of the common stock, you should carefully consider the following risk factors, among others.

Risks Related to Our Business

The demand for our virtual reality entertainment products may be less than we expect, and may be affected to a greater degree than other sources of entertainment by an economic downturn.

Based on experience to date, we believe there is a substantial demand for our virtual reality entertainment products. However, this conclusion is based on installations at a limited number of very popular destination entertainment centers, and a few high-profile promotional projects, and the results may not necessarily be representative of other locations where our products may be installed, or with other promotional projects. In addition, an economic downturn may have a greater impact on our installations, because they are located in major destination tourist entertainment centers, as compared with locations not requiring lengthy travel. The current summer has seen attendance drop an average of 22 percent at the theme parks where our products are located, which is consistent with other nationally-recognized parks. In addition, theme parks around the country have this summer experienced an increase in season passholder percentages, indicating local patrons, who typically spend less money than destination travelers, frequenting local theme parks more often.

We expect sales of our advertising and promotion virtual reality products to be strongly affected by general business trends.

Sales of our applications of virtual reality in the advertising and promotion fields are likely to be closely tied to the general level of business activity in the country, and particularly on the overall willingness of businesses to increase the amount they spend on advertising. Historically, in times of economic slowdown businesses have reduced their spending on advertising. Since custom applications for advertising generally carry a higher profit margin for us than our entertainment-related products and services, an overall decline in business activity could seriously reduce our margins and our prospects of becoming profitable.

Other companies with more resources and greater name recognition may make competition so intense that the business will not be profitable.

Although we have received a patent, and have another patent pending, covering some of our virtual reality technology, that patent, and the other patent if it is issued, will provide only limited protection. They will not prevent other companies from developing virtual reality products similar to ours using other methods. If we are successful a number of other companies with far more money and greater name recognition may compete with us. This competition could both reduce the number of entertainment centers which select our reality products and create downward pressure on the amount we could charge for the product. As a result we might not have enough revenue to generate a profit.

Our operating results may fluctuate significantly and may be difficult to predict.

Our operating results will likely fluctuate in the future due to a number of factors, many of which will be outside our control. These factors include:
  pricing competition;
  seasonal fluctuations affecting the overall volume of visitors to entertainment centers where our virtual reality entertainment products are located;
  the announcement or introduction of new virtual reality products and games by us or our competitors; and
  the amount and timing of costs relating to expansion of our operations.
Due to these factors, factors discussed elsewhere in this document, or unforeseen factors in some future quarter, our operating results may not meet the expectations of securities analysts and investors, and if this happens, the trading price of the common stock of our company may decline.

The success of our new line of virtual reality training simulators will be affected by political considerations such as the willingness of governmental agencies to spend additional amounts on our product to train law-enforcement officers.

One of the major applications of our new line of training simulators is the training of law-enforcement officers. While we believe that the terrorist attacks of September 11, 2001 have led to an increased interest in this type of training, we cannot give any assurance that the interest will be long-lived, that funds will be made available to acquire or our products for that purpose, or that we will be selected to supply the training simulators.

We cannot predict our future capital needs and we may not be able to secure additional financing.

To fully implement our current business plan, we will likely need to raise additional funds within the next 12 months in order to fund the operations of the combined companies. We expect that a substantial part of these funds will come from the sale of additional shares under our equity line arrangement with Dutchess. However, for this to happen there must be a sustained volume of trading in our shares, since the amount we can draw under that line is directly related to our share price and volume. If we are unable to draw a sufficient amount under our arrangement with Dutchess, we will need to seek financing from other sources. Whether we raise funds through our line of credit or other sources, you may experience significant dilution of your ownership interest, and these securities may have rights senior to the rights of common shareholders. If additional financing is not available when required or is not available on acceptable terms, we may be unable to fund continuing operations, develop our products, or take advantage of business opportunities or respond to competitive pressures, any of which could harm our business.

We expect our stock price to be volatile.

The market price of our common shares has been subject to wide fluctuations in response to several factors, such as:
  actual or anticipated variations in our results of operations;
  announcements of technological innovations;
  new services or product introductions by us or our competitors;
  changes in financial estimates by securities analysts; and
  conditions and trends in the Internet and electronic commerce industries.
The stock markets generally, and the Electronic Bulletin Board in particular, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies, and that often have been unrelated or disproportionate to the operating performance of those companies. These market fluctuations, as well as general economic, political, and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of the common stock of the combined company.

We have had significant losses ever since starting business and we expect to continue losing money for some time.

To date, we have incurred significant losses. At June 30, 2002, our accumulated deficit was $10,597,045 and our working capital deficit was $5,703,818.
For the six months ended June 30, 2002, we lost $1,560,015 and for the year ended December 31, 2001, we lost $2,954,576. These losses were caused primarily by the fact that our level of sales has been low compared to our general and administrative expenses. In order to become profitable, we will have to increase our revenues substantially. Based on our current projections, we do not expect to become profitable until promotional/advertising and training simulation sales reach at least $6,000,000.

We cannot be sure our internet-enabled gaming kiosks will be accepted.

We have not carried out any marketing studies to determine how well our internet-enabled gaming kiosks will be accepted. Our product may not be accepted on a sufficiently wide basis to allow production in the quantities needed to make this product line profitable. Although arcade and computer games are an established form of entertainment, and although third-party research indicates that interactive Internet gaming is a soon-to-be burgeoning form of entertainment, at present ‘Net GameLink™ is a new and unique concept that has been subject to limited beta-testing. We have used only one beta site, and that site was also used for eliminating technical bugs. This limited test marketing is too small to reach firm conclusions about acceptance of the product in a wider geographic market.

We are in default on loans from several of our shareholders.

Several of our shareholders have made loans to us and hold notes for these loans which we have been unable to repay. The shareholders are legally entitled to sue us at any time for the amounts we owe them. We do not believe they will sue us, since that would probably cause the value of the stock they hold to go down. However, if one or more of the shareholders were to sue us we might be forced to go out of business.

We are in default on equipment leases that are important for our virtual reality entertainment centers.

We operate virtual reality entertainment centers in a number of theme parks. To date, these entertainment centers have been our main source of revenue. We have leased some of the equipment needed to operate these entertainment centers from approximately 140 lessors. In October of 2001 we told all of the leaseholders that we were suspending payments on their leases. Unless we are able to cure these defaults, there is some possibility that some or all of the leaseholders could take possession of this equipment and partially shut down our operations at these theme parks. If this were to happen, we might not have enough revenue to continue operations.

One of our shareholders holds a note that could require us to issue him a large number of shares of common stock.

We have issued $103,500 in principal amount of promissory notes providing for a per diem issuance of common stock as a penalty for late payment. We are in default under that note. As of December 31, 1999, the per diem issuance would be in excess of 2,800,000 shares of our common stock. Should the holder of the note prevail in any litigation to enforce this penalty, the shares issuable under the penalty provisions could result in the holder's becoming our largest single shareholder. Further, depending upon how long it took to resolve the issue, an adverse decision could result in that holder's becoming a controlling shareholder.

We depend on others to provide our computer games.

We do not develop our own computer games; we license these games from others. Although we have been well-received in preliminary discussions with computer game manufacturers and distributors about the availability of games at a reasonable or no license fee for use on ‘Net GameLink™ entertainment systems, we cannot give any assurance that we will be able to license the most desirable games at commercially reasonable terms and prices. If we are unable to get the games at reasonable prices, our costs of operation will go up.

We may have difficulty expanding our operation for production of our `Net GameLink™ system in volume.

If our `Net GameLink™ system is to become profitable, we will have to move from limited operations at a single beta site to volume production. We cannot give any assurance that we will be able to successfully implement our expansion plans, including the `Net GameLink™ entertainment concept. We will have all of the risks, expenses, and difficulties frequently encountered in connection with the expansion and development of a new business. These include difficulties in maintaining delivery schedules if and when volume increases, the need to develop support arrangements for systems at widely dispersed physical locations, the need to control operating and general and administrative expenses and the need to spend substantial amounts on initial advertising to develop an awareness of our company and its products.
In addition, our chief executive officer is a practicing attorney with no training or prior experience in managing or overseeing a public company. We will need to hire a qualified chief operating officer, and there is no assurance that we will be able to obtain one.

The technology and our industry is changing rapidly and we may not have money or expertise to remain current.

While we believe we have acquired the latest technology for our 'Net GameLink™ entertainment concept, the technology is changing rapidly. So far we have relied on outside sources to develop our technology and we cannot give any assurance that new technology and software can be developed in the future to compete in the marketplace. Companies with which we will compete could have greater resources -- both money and expertise -- for internal development and we may not be able to acquire the new technology as it is developed in the future.

The entertainment industry carries some risks that are not shared by other businesses.

Consumer spending in the entertainment industry is largely discretionary. As a result, companies in that industry are subject to risks that are not present where the product or service being produced is more of a necessity. These risks include:
  competition for customers both within a category and between categories of alternative forms of entertainment, substantial media advertising costs needed to enhance or create a demand for the product or service, disproportionate impact of deflation or inflation, employment and wage levels, changes in local markets or economic conditions, and changes in customer tastes.
As a result, our revenue may vary more as a result of factors beyond our control than would be the case in other industries.

It is difficult to predict the impact of our proposed marketing efforts.

Our success will depend on adequate marketing resources. Our marketing plan includes advertising and promotional materials, advertising campaigns in both print and broadcast media, and cooperative marketing arrangements with the hospitality industry, and other complimentary entertainment and attraction related operations. We cannot give any assurance that these marketing efforts will be successful.

We depend heavily on the continued service of our chief executive officer.

We place substantial reliance upon the efforts and abilities of L. Kelly Jones, our chief executive officer. The loss of Mr. Jones's services could have a serious adverse effect on our business, operations, revenues or prospects. Mr. Jones is a practicing attorney and his services as chief executive officer are performed on a part-time basis. We cannot give any assurance that he will continue to devote the necessary time to our business to bring our plans to completion. We do not have an employment agreement with Mr. Jones or maintain any key man insurance on his life, and we do not intend to maintain any key man insurance for some time.

Our management will have broad discretion in the use of proceeds we receive from the sale of shares to Dutchess.

We will not receive any of the proceeds of this offering, but we may receive proceeds of the sale of shares to Dutchess under our financing agreement with them. Management has broad discretion to adjust the application and allocation of the net proceeds of shares sold to Dutchess in order to address changed circumstances and opportunities. As a result, our success will be substantially dependent upon the discretion and judgment of our management in determining how to apply and allocate those proceeds.

We do not expect to pay dividends for some time, if at all.

No dividends have been paid on the common stock. We expect that any income received from operations will be devoted to our future operations and growth. We do not expect to pay cash dividends in the near future. Payment of dividends would depend upon our profitability at the time, cash available for those dividends, and other factors.

A majority of our shareholders can elect all of our directors.

There is no cumulative voting for the election of our directors. As a result, the holders of a majority of our outstanding voting stock may elect all of our directors if they choose to do so, and the holders of the remaining shares will not be able to elect any directors. Currently, our officers and a consultant own a substantial percentage of the shares of common stock outstanding and are in a position to control our affairs, including the election of the board of directors.

Our business is subject to economic downturns to a greater extent than other companies' businesses might be.

Since we offer products and services that are generally considered discretionary, an economic downturn could have adverse consequences for us.

There is only a limited market for our shares.

While there is common stock that is "free trading," there is only a limited and relatively "thin" market for that common stock. We cannot give any assurance that an active public market will develop or be sustained. This means you might have difficulty liquidating your investment if that becomes necessary.

We may not have enough funding to complete our business plan.

We expect a major source of our investment funding over the next 24 months will be our financing arrangement with Dutchess. We also intend to require substantial up-front payments in our contract for development of training simulation and custom virtual reality applications. But we may need additional financing to fully implement our business plan. We believe the private equity line will be sufficient to maintain our operations for at least the next 24 months, but the amount available under that line is based upon trading volume, which is beyond our control. If trading volume were to decline significantly, or not to increase as expected, we might not be able to draw down enough funds under that line to finance demand for our product. As a result, we may need to seek financing above that provided by Dutchess's private equity line. We cannot give any assurance that this additional financing could be obtained on attractive terms or at all. In addition, our ability to raise additional funds through a private placement may be restricted by SEC rules which limit a company's ability to sell securities similar to those being sold in a registered offering (such as that contemplated by Dutchess's equity line) before that offering is completed or otherwise terminated. Lack of funding could force us to curtail substantially or cease our operations.

The market in which we compete is subject to rapid technological change.

Both virtual reality technology and technology in the electronic gaming industry change rapidly, and our products and services, as well as the skills of our employees, could become obsolete quickly. Our success will depend, in part, on our ability to improve our existing products and develop new products that address the increasingly sophisticated and varied needs of our current and prospective customers, and respond to technological advances, emerging industry standards and practices, and competitive service offerings.

Our stock price is volatile.

The market price of our common stock has been and is likely to continue to be volatile and could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by us or our competitors, changes in financial estimates by securities analysts, overall equity market conditions or other factors that are mostly beyond our control. Because our stock is more volatile than the market as a whole, our stock is likely to be disproportionately harmed by factors that harm the general securities markets, such as economic turmoil and military or political conflict, even if those factors do not relate to our business. In the past, securities class action litigation has often been brought against companies after periods of volatility in the market price of their securities. If securities class action litigation is brought against us it could result in substantial costs and a diversion of management's attention and resources, which would hurt our business.

Trading in our common stock on the OTC Bulletin Board may be limited.

Our common stock trades on the OTC Bulletin Board. The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange or Nasdaq. We intend to try to list our shares on the proposed BBX trading system when that system becomes available, but we cannot give any assurance that are application for listing on that system will be accepted. As a result, you may have difficulty reselling any of the shares that you purchase from the selling shareholders.

Our common stock is subject to penny stock regulation.

Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks. These regulations generally require broker-dealers who sell penny stocks to persons other than established customers and accredited investors to deliver a disclosure schedule explaining the penny stock market and the risks associated with that market. These regulations also impose various sales practice requirements on broker-dealers. The regulations that apply to penny stocks may severely affect the market liquidity for our securities and that could limit your ability to sell your securities in the secondary market.

A significant percentage of our common stock is held by our directors and executive officers, who can significantly influence all actions that require a vote of our shareholders.

Our directors and executive officers currently own approximately 52.7 % of our outstanding common stock and have options on an additional 2,990,000 shares. As a result, management is in a position to influence significantly the election of our directors and all other matters that are put to a vote of our shareholders.

The exercise of options and warrants could depress our stock price and reduce your percentage of ownership.

In addition to the 500,000 warrants held by Dutchess and the 496,703 warrants held by Swartz, our officers and employees hold options to buy our shares. In the future, we may grant more warrants or options under stock option plans or otherwise. The exercise or conversion of stock options, warrants or other convertible securities that are presently outstanding, or that may be granted in the future, will dilute the percentage ownership of our other shareholders. The "Description of Securities" section of this prospectus provides you with more information about options and warrants to purchase our common stock that will be outstanding after this offering.

Risks Related to This Offering

Future sales by our shareholders may reduce our stock price and make it more difficult for us to raise funds in new stock offerings.

Sales of our common stock in the public market following this offering could lower the market price of our common stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable or even to sell these securities at all. Of the 35,791,931 shares of common stock outstanding as of July 31, 2002, 9,695,319 shares are, or will be, freely tradable without restriction, unless held by our affiliates. The remaining 26,076,612 shares of common stock held by existing shareholders are restricted securities and may be resold in the public market only if registered or pursuant to an exemption from registration. Some of these shares may be resold under Rule 144. Immediately following the effective date of this prospectus, and not including the shares to be issued under the equity line or the shares to be issued upon conversion of the convertible debentures, 9,765,319 shares of common stock would be freely tradable without restriction, unless held by our affiliates.
If all shares registered in this offering are resold in the public market, there will be an additional 19,991,703 shares of common stock outstanding. The holders of our convertible debentures will be able to convert and sell at any time after the accompanying registration statement becomes effective. When the registration statement becomes effective investors under our equity line will be able to resell the shares they buy from us as soon as they buy them.

Existing shareholders will experience significant dilution from our sale of shares under the equity line and the conversion of the convertible debentures to stock.

The sale of shares under our equity line and the conversion of the convertible debentures to shares of common stock will dilute our shareholders. As a result, our net income per share could decrease in future periods, and the market price of our common stock could decline. In addition, the lower our stock price is, the more shares of common stock we will have to issue through conversion of our convertible debentures to common stock and under the equity line to draw down the full amount. The lower our stock price, the greater the dilution will be for our existing shareholders. The higher our stock price, the greater the dilution will be for new shareholders.

The holders of the convertible debentures will be able to convert their debentures to shares of common stock at conversion values less than the then-prevailing market price of our common stock. And investors under the equity line will pay less than the then-prevailing market price of our common stock.

The common stock we issue upon conversion of our convertible debentures will be issued at values at least 15 percent lower than the average closing bid price for our common stock during the five trading days before the date we get notice of a conversion. The common stock to be issued under the equity line will be issued at a 3-percent discount to the average of the lowest four closing bid prices of our common stock during the 5 trading days after we give notice to them of our "put." These discounted conversion prices and sales could cause the price of our common stock to decline.

The selling shareholders intend to sell their shares of common stock in the market, and those sales may cause our stock price to decline.

The selling shareholders intend to sell in the public market the shares of common stock being registered in this offering. That means that up to 19,991,703 of common stock, the number of shares being registered in this offering, may be sold. Those sales may cause our stock price to decline.

Our common stock has been relatively thinly traded and we cannot predict the extent to which a trading market will develop.

Before this offering, our common stock has traded on the OTC Bulletin Board. Our common stock is thinly traded compared to larger, more widely known companies in our industry. Thinly traded common stock can be more volatile than common stock trading in an active public market. We cannot predict the extent to which an active public market for the common stock will develop or be sustained after this offering.

The price you pay in this offering will fluctuate.

The price in this offering will fluctuate based on the prevailing market price of the common stock on the OTC Bulletin Board. Accordingly, the price you pay in this offering may be higher or lower than the prices paid by other people participating in this offering.

We may not be able to draw down enough money under the equity line when needed.

We depend on external financing to fund our operations. Our financing needs are expected to be provided from the equity line, in large part. As the market price and volume decline, the amount of financing available under the equity line will decline. As a result, we may not be able to draw down enough money under the equity line, or to draw it down quickly enough, to meet our financing needs.

Selling Shareholders

The following table presents information regarding the selling shareholders. Under the equity line, Dutchess Private Equities Fund, L.P. has agreed to purchase up to $5 million of common stock from us. All Dutchess's investment decisions are made by Dutchess Capital Management, LLC of which Michael A. Novielli and Douglas H. Leighton are the managing members. Neither Dutchess Private Equities Fund, L.P. nor its agents has a short position or has had a short position at any time since the investment agreement for the equity line was executed on July 11,2002. None of the selling shareholders has held a position or office, or had any other material relationship, with us.
Selling Security Holder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering	Shares to be Acquired Under Equity Line of Credit	Percentage of Outstanding Shares to be Acquired Under Equity Line of Credit	Shares to be Acquired through Conversion of Convertible Debentures	Percentage of Outstanding Shares to be Acquired through Conversion of Convertible Debentures	Shares to be Sold in Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Dutchess Private Equities Fund, L.P. (1)(2)	2,411,765	6.3%	12,500,000	25.9%			14,911,765	0
Peter and Melody Zatir (2)	294,118	0.8%			294,118	0.8%	294,118	0
Andrew Smith (2)	88,235	0.2%			88,235	0.2%	88,235	0
Delaware Charter trustees for Michael Dix IRA(2)	141,176	0.4%			141,176	0.4%	141,176	0
Delaware Charter trustees for Laurence Wexler IRA (2)	88,235	0.2%			88,235	0.2%	88,235	0
Delaware Charter trustees for Craig Wexler IRA (2)	205,882	0.6%			205,882	0.6%	205,882	0
Swartz Private Equity LLC	496,703	1.4%					496,703	0
Galactic Ltd.	325,000	0.9%					325,000	0
Institutional Capital Finance	100,000	0.3%					100,000	0
Gary Cella	100,000	0.3%					50,000	50,000
FilmXero	20,000	0.1%					20,000	0

(1) Includes 500,000 shares issuable on exercise of warrants and 1,911,765 shares issuable upon conversion of convertible subordinated debentures
(2) The number of shares beneficially owned by holders of our convertible subordinated debentures is indeterminate as the conversion price of those debentures is based upon market price of the shares. In computing the numbers of shares held prior to the offering by holders of convertible subordinated debentures, we have assumed that the applicable conversion price will be 85% of $0.20. We are registering additional shares for this offering because the conversion price may be lower than that assumed price. As a result, the numbers of shares shown in this table do not correspond to those shown under the caption "The Offering."

Use of Proceeds

We will not receive any proceeds from the sale of the shares by the selling securityholders. However, we may receive additional proceeds from the sale to Dutchess of shares issuable upon the exercise of warrants issued or to be issued to Dutchess under the Investment Agreement. We intend to use the proceeds from the sale of the shares to Dutchess and the exercise of warrants by Dutchess for working capital and general corporate purposes.

Dilution

The net tangible book value of VirTra Systems as of June 30, 2002 was ($0.22) a share of common stock. Net tangible book value is determined by dividing the tangible book value - total tangible assets less total liabilities, or ($7,859,305) - by the number of outstanding shares of our common stock. This offering is being made solely by the selling shareholders, and none of the proceeds will be paid to us. Our net tangible book value, however, will be increased by the funds we will receive in the private placement that precedes each issuance of stock by us to the two investors in the equity line and negatively by the amount of common stock issued under the equity line and through the conversion of the convertible debentures. The following example shows the dilution to new investors at an offering price of $0.20 per share, the average of the bid and ask prices for our common stock in the OTC Bulletin Board on August 30, 2002.
If we assume that VirTra Systems issues 12,500,000 shares under the equity line and that the shares are sold at 97 percent of a $0.20 price of our common stock (the average of the bid and asked prices on August 30, 2002), we will receive $ 2,425,000 gross from the Dutchess, less 5 percent aggregate commissions and less $40,506 offering expenses, or a net of $ 2,263,244. If we also assume that the holders of the $450,000 in convertible debentures convert their debentures when the effective bid price of our common stock is the same $0.20 a share, they will convert them at 85 percent of this bid price, or $ .17 per share, for a total of 2,647,059 shares. We will also assume that Dutchess exercises its 500,000 cashless warrants at $0.71 per share. These assumed transactions would increase our tangible book value by $3,067,944 from ($7,859,305) to ($4,791,361) and our outstanding number of shares of common stock from 35,791,931 shares immediately before these transactions to approximately 51,438,990 shares. The following table shows the dilution per share of our common stock to persons buying our common stock in the open market at the assumed price of $0.20 a share:
Assumed offering price on the OTC Bulletin Board	$0.20
Net tangible book value a share before this offering	(0.22)
Increase attributable to new investors	0.20
Net tangible book value a share after this offering	(0.09)
Dilution per share to new shareholders	0.29

The offering price of our common stock on the OTC Bulletin Board is based on the then-existing market price. In order to give prospective investors an idea of the dilution per share they may experience, the following table shows the dilution a share at various assumed offering prices:
Assumed Offering Price	Number of Shares To Be Issued	Dilution per Share to New Investors
$0.40	12,500,000	$0.45
0.60	8,333,333	$0.65
0.80	6,250,000	$0.85

Capitalization

The following table shows our total capitalization as of June 30, 2002.
Shareholders' deficit:
Common stock, $0.005 par value; 100,000,000 shares authorized, 35,671,931 issued and outstanding	$ 178,361
Additional paid-in capital	2,600,813
Total shareholders' deficit	(10,597,045)
Total capitalization	($7,817,871)

Equity line

Under our equity line, we may, at our discretion, periodically issue and sell shares of our common stock to Dutchess for a possible maximum purchase price of $5.0 million. If we issue a "put notice" under the equity line, the put number may be for a definable number of shares of our common stock at a per-share purchase price equal to 97 percent of the average of the four lowest closing bid prices on the OTC Bulletin Board, or other principal market on which our common stock is traded, for the 5 trading days immediately following the notice date. But Dutches is not required to purchase more than 20% of the total trading volume during the 5 trading days after the put notice. Dutchess intends to sell any shares they purchase under the equity line at the market price. This prospectus primarily relates to the shares of common stock to be issued to Dutchess under the equity line. Dutchess cannot transfer their interest in the equity line to anyone else.
In order to draw on the equity line we must register the shares of common stock with the Securities and Exchange Commission and keep the registration statement effective.

Mechanics.

We may, at our discretion, issue written put notices to Dutchess specifying the dollar amount up to the maximum put amount. A closing will be held 7 trading days after each written put notice. At each closing we will deliver shares of common stock and Dutchess will pay the put notice amount. We determine when and if we want to issue a put notice.

Open Period.

We may issue a put notice at any time during the open period but not more frequently than every 7 trading days. The open period begins on the date the Securities and Exchange Commission first declares the accompanying registration statement effective. It expires on the earlier of (i) the date on which Dutchess has made advances totaling $5.0 million or (ii) 24 months after the registration statement becomes effective.

Purchase Price.

For each 5-day purchase period starting with our issuance of a put notice, Dutchess will purchase shares of common stock from us at a price equal to 97 percent of the average of the four lowest closing bid prices for our common stock during the 5-day period. We are required to remit to Dutchess through escrow 5 percent of the proceeds from each put, so that the effective price is 92 percent of the average of the four lowest closing bid prices.

Maximum Put Notice Amount.

We may not issue put notices in excess of a total of $5.0 million. In addition, each individual put notice is subject to a maximum amount based on an average daily volume of our common stock. The maximum amount of each put notice is equal to 175 percent of the average daily volume of our common stock for the 40 trading days before the date of a put notice multiplied by the average of the closing bid prices of our common stock for the 3 trading days immediately preceding the put notice date. The maximum amount of any individual put cannot exceed $1 million.

Maximum Amount Subject to Each Put Notice.

Regardless of the amount stated in a put notice, the maximum amount of our common stock that Dutchess is required to purchase is determined by a different formula. It is required to purchase the lesser of the amount stated in the put notice or an amount equal to 20 percent of the aggregate trading volume of our stock during the 5 days commencing with the date of delivery of the put notice times 97% of the average of the four lowest closing bid prices for our common stock during the 5-day period.
By way of illustration only, let us assume that the 40-day average trading volume in our common stock is 50,000 shares during the 40 trading days prior to our issuing a put notice, and that the average closing bid price for our common stock is $0.40 during the three trading days prior to our issuing this put notice. Let us also assume that the aggregate (not average) trading volume is 200,000 shares during the 5 trading days after we issue the put notice, and that the four lowest closing bid prices for our common stock average $0.30 during this 5-day period. The result would be that our maximum allowable put notice would be in the amount of $35,000 (1.75 x 50,000 x $.40 = $35,000 but the maximum amount of stock Dutchess would have to buy at $ ..29 per share (.97 x $.30) is 40,000 shares (.20 x 200,000) and the dollar amount we would receive for that stock (before deducting the 5%) would be $11,600 (40,000 x $.29).
Using our trading volume and stock price information from the 60 days just before the accompanying registration statement was filed, we would be able to give put notices for approximately $ 52,475 every 7 trading days from the effective date of the registration statement during the next 24 months. And if trading volume and price remained the same during the 5 days after the put notice, Dutches would be reqquired to buy $ 29,049 of common stock after each put. This would result in our receiving an aggregate of approximately $2,230,963 under the equity line.

Cancellation of Puts

We will have the option of canceling any put notice if the closing bid price during the pricing period for that put is less than 75% of the volume weighted average price for our common stock for the 15 trading days before the date we gave the put notice. If we cancel a put notice, we will still be required to sell Dutchess the number of shares Dutchess sold during the time from the day it received the put notice until it received the notice of cancellation.

Number of Shares To Be Issued.

We cannot determine the actual number of shares of common stock that we will issue under the equity line. In part this is because the purchase price of the shares will fluctuate based on prevailing market conditions and we have not determined the total amount we intend to draw. Nonetheless, we can estimate the number of shares of common stock that would be issued using certain assumptions. Assuming we drew down the entire $5.0 million available under the equity line and the purchase price was equal to $0.40 per share (which would be 97 percent of the average of the lowest 4 closing bid prices during the 5 days commencing with our issuance of a put notice), then we would issue 12,500,000 shares of common stock to Dutchess. These shares would represent 25.9 percent of our outstanding capital stock upon issuance. To help investors evaluate the number of shares of common stock we might issue to Dutchess at various prices, we have prepared the following table. This table shows the number of shares of our common stock that we would issue at various prices.
Purchase Price:	$0.30	$0.60	$0.90	$1.10	$1.30
Number of Shares(1):	16,666,667	8,333,333	5,555,556	4,545,455	3,846,154
Total Outstanding(2):	52,458,598	44,125,264	41,347,487	40,337,386	39,638,085
Percent Outstanding(3):	31.8%	18.9%	13.4%	11.3%	9.7%

(1) Represents the number of shares of common stock to be issued to Dutchess at the prices set forth in the table.
(2) Represents the total number of shares of common stock outstanding after the issuance of the shares to Dutchess .
(3) Represents the shares of common stock to be issued as a percentage of the total number of shares outstanding.

Shareholder approval.

Under the Investment Agreement, we may sell Dutchess a number of shares that is more than 20% of our shares outstanding on the date of this prospectus. If we become listed on The Nasdaq Small Cap Market or Nasdaq National Market, or if we are listed on the proposed BBX we may be required to get shareholder approval to issue some or all of the shares to Dutchess. As we are currently a Bulletin Board company, we do not need shareholder approval.

Registration Rights.

We granted registration rights to Dutchess for their shares and to the holders of our convertible subordinated debentures for the shares they may receive if they convert the debentures. We had previously granted piggyback registration rights to Swartz Private Equity LLC for shares it may receive if it exercises warrants issued under an earlier equity line, and to four other investors who previously purchased our common stock in private offerings.
The registration statement that includes this prospectus will register all of those shares when it becomes effective. We will bear the cost of the registration.

Dutchess's right to indemnification.

We have agreed to indemnify Dutchess (including its shareholders, officers, directors, employees, investors and agents) from all liability and losses resulting from any misrepresentations or breaches we make in connection with the investment agreement, our registration rights agreement, other related agreements, or the registration statement.

Right of first refusal.

Dutchess has a right of first refusal to participate in any below-market private capital raising transaction of equity securities that closes from the date of the Investment Agreement (July 11, 2002) through one year after this registration statement becomes effective.

Net Proceeds.

We cannot predict the total amount of proceeds we will raise in this transaction. This is partly because we have not determined the total amount of put notices we intend to issue. However, we expect to incur expenses of approximately $40,506 consisting primarily of professional fees incurred in connection with registering 19,991,703 shares in this offering. In addition, we are obligated to pay a cash fee equal to 5 percent of each put amount we receive.

Plan of Distribution

The selling shareholders have each told us they intend to sell the common stock covered by this prospectus from time to time on the over-the-counter market, or in any other market where our shares of common stock are quoted. The selling shareholders and any brokers, dealers or agents that participate in the distribution of the common stock may be deemed to be underwriters, and any profit on the sale of common stock by them and any discounts, concessions or commissions they receive may be deemed to be underwriting discounts and commissions under the Securities Act.
Dutchess is an underwriter within the meaning of the Securities Act of 1933 in connection with the sale of common stock under the equity line agreement. Dutchess will buy stock from us at a purchase price of 97 percent of the average of the four lowest closing bid prices of our common stock on the OTC Bulletin Board or other principal trading market on which our common stock is traded for the 5 trading days immediately following each put notice date. The 3-percent discount Dutchess receives on the purchase of the common stock will be an underwriting discount.
Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. We will inform the selling shareholders that any underwriters, brokers, dealers or agents effecting transactions on behalf of the selling shareholders must be registered to sell securities in all 50 states. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
We will pay all the expenses of the registration, offering and sale of the shares of common stock to the public under this prospectus other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling shareholders and their controlling persons against certain liabilities, including liabilities under the Securities Act. We estimate that the expenses of the offering to be borne by us will be approximately $40,506 as well as the 5.0 percent of the gross proceeds payable to Dutchess under the equity line. We will not receive any proceeds from the sale of any of the shares of common stock by the selling shareholders. We will, however, receive proceeds from the sale of common stock under the equity line.
The selling shareholders should be aware that the anti-manipulation provisions of Regulation M under the Exchange Act will apply to purchases and sales of shares of common stock by the selling shareholders and that there are restrictions on market-making activities by persons engaged in the distribution of the shares. Under Regulation M, the selling shareholders or their agents may not bid for, purchase, or attempt to induce any person to bid for or purchase, shares of our common stock while they are distributing shares covered by this prospectus. Accordingly, except as noted below, the selling shareholders are not permitted to cover short sales by purchasing shares while the distribution is taking place. Dutchess can cover any short positions only with shares received from us under the equity line. We will advise the selling shareholders that if a particular offer of common stock is to be made on terms materially different from the information set forth in the above Plan of Distribution, then a post-effective amendment to the accompanying registration statement must be filed with the Securities and Exchange Commission.

Price Range of Common Stock

Our common stock is traded on the OTC Electronic Bulletin Board. The following table sets forth the high and low bid prices of our common stock for each quarter for the years 2000 and 2001, and the first, second, and third quarter of 2002 through July 31, 2002. As of July 31, 2002, there were 119 holders of record of our common stock.
The quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.
Common stock:
Year	High Bid	Low Bid
2000
First Quarter	1.38	0.27
Second Quarter	1.13	0.31
Third Quarter	0.63	0.31
Fourth Quarter	0.47	0.15
2001
First Quarter	0.76	0.20
Second Quarter	0.55	0.14
Third Quarter	0.51	0.19
Fourth Quarter	0.33	0.13
2002
First Quarter	0.34	0.17
Second Quarter	0.48	0.21
Third Quarter (through August 30, 2002)	0.46	0.17

Penny Stock Regulations

Our common stock has always traded at a price less than $5 a share and is subject to the rules governing "penny stocks."
A "penny stock" is any stock that:
  sells for less than $5 a share,
  is not listed on an exchange or authorized for quotation on The Nasdaq Stock Market, and is not a stock of a "substantial issuer." VirTra Systems, Inc. is not now a "substantial issuer" and cannot become one until it has net tangible assets of at least $5 million, which it does not now have.
There are statutes and regulations of the Securities and Exchange Commission that impose strict requirements on brokers that recommend penny stocks.

The Penny Stock Suitability Rule

Before a broker-dealer can recommend and sell a penny stock to a new customer who is not an institutional accredited investor, the broker-dealer must obtain from the customer information concerning the person's financial situation, investment experience and investment objectives. Then, the broker-dealer must "reasonably determine"
  that transactions in penny stocks are suitable for the person and that the person, or his advisor, is capable of evaluating the risks in penny stocks.
After making this determination, the broker-dealer must furnish the customer with a written statement describing the basis for this suitability determination. The customer must sign and date a copy of the written statement and return it to the broker-dealer.
Finally the broker-dealer must also obtain from the customer a written agreement to purchase the penny stock, identifying the stock and the number of shares to be purchased.
The above exercise often delays a proposed transaction. It causes many broker-dealer firms to adopt a policy of not allowing their representatives to recommend penny stocks to their customers.
The Penny Stock Suitability Rule, described above, and the Penny Stock Disclosure Rule, described below, do not apply to the following:
  transactions not recommended by the broker-dealer,
  sales to institutional accredited investors,
  sales to "established customers" of the broker-dealer - persons who either have had an account with the broker-dealer for at least a year or who have effected 3 purchases of penny stocks with the broker-dealer on 3 different days involving 3 different issuers, and transactions in penny stocks by broker-dealers whose income from penny stock activities does not exceed 5 percent of their total income during certain defined periods.

The Penny Stock Disclosure Rule

Another Commission rule - the Penny Stock Disclosure Rule - requires a broker-dealer, who recommends the sale of a penny stock to a customer to furnish the customer with a "risk disclosure document." This document includes a description of the penny stock market and how it functions, its inadequacies and shortcomings, and the risks associated with investments in the penny stock market. The broker-dealer must also disclose the stock's bid and ask price information and the dealer's and salesperson's compensation for the proposed transaction. Finally, the the broker-dealer must furnish the customer with a monthly statement including specific information relating to market and price information about the penny stocks held in the customer's account.

Effects of the Rule

The above penny stock regulatory scheme is a response by the Congress and the Commission to abuses in the telemarketing of low-priced securities by "boiler shop" operators. The scheme imposes market impediments on the sale and trading of penny stocks. It limits a shareholder's ability to resell a penny stock.
Our common stock likely will continue to trade below $5 a share and be, for some time at least, a "penny stock" subject to the trading market impediments described above.

Dividend Policy

We have never paid any dividends on our common stock. We expect to continue to retain all earnings generated by our operations for the development and growth of our business, and do not expect to pay any cash dividends to our shareholders in the foreseeable future. The board of directors will determine whether or not to pay dividends in the future in light of our earnings, financial condition, capital requirements and other factors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains certain forward-looking statements that are subject to business and economic risks and uncertainties, and our actual results could differ materially from those forward-looking statements. The following discussion regarding our financial statements should be read in conjunction with the financial statements and notes to the financial statements.

Overview.

We were capitalized in 1996 to develop, own, and operate theme brewpub/microbrewery restaurants. Until March of 1997 when we acquired and began operating, the former Hubcap Brewery & Kitchen in Dallas, Texas, we had no operations or revenues and our activities were devoted solely to development. In January, 1999, we terminated our brewpub/microbrewery restaurant operations.
In December of 1997, we acquired all rights to 'Net GameLink™, an interactive entertainment system designed to allow a number of players to compete with one another in a game via an intranet or the Internet. From 1999 when we closed our microbrewery operations until we acquired Ferris Productions, Inc. as described below, we had been devoting substantially all of our efforts to implementing the 'Net GameLink™ product and our operations were limited to development, construction and beta-testing of the initial 'Net GameLink™ prototype system at J. Gilligan's Bar and Grill in Arlington, Texas.
In September 2001, we completed a reverse merger with Ferris Productions, Inc., in a stock-for-stock transaction under which Ferris’ shareholders acquired a controlling interest. The acquisition provided us with a wider array of products within our industry, an experienced management team, an existing revenue stream, established distribution channels, and the opportunity for additional markets.
In addition to the opportunities brought to us by the Ferris acquisition, the acquisition also brought us substantial debt. There can be no assurances that we will be able to successfully implement our expansion plans, including addressing the debt and the anticipated expansion of the former Ferris operations. We face all of the risks, expenses, and difficulties frequently encountered in connection with the expansion and development of a new business, difficulties in maintaining delivery schedules if and when volume increases, the need to develop support arrangements for systems at widely-dispersed physical locations, and the need to control operating and general and administrative expenses. While the Ferris acquisition provided an established stream of revenues, historically favorable gross margins, and potential lucrative markets, Ferris had not yet generated a profit, and substantial additional capital, or major highly-profitable custom applications, will be needed for our operations to become profitable.

Results of Operations.

Fiscal year ended December 31, 2001 compared to fiscal year ended December 31, 2000.

Total revenue for the year ended December 31, 2001 was $2,463,064 compared to total revenue of $3,359,126 for the year ended December 31, 2000. This decrease of $896,062, or 27%, was primarily a result of lower traffic in the theme parks, fewer completed custom application projects in 2001, and the distraction of the GameCom/Ferris merger.
Cost of sales and services decreased $308,490, or 16%, to $1,574,399 for the year ended December 31, 2001 from $1,882,889 for the year ended December 31, 2000. This decrease is a direct result of the decrease in revenue offset by higher depreciation costs of entertainment equipment and fewer completed custom applications in 2001 as compared to 2000.
General and administrative expenses increased by $309,307, or 14%, to $2,443,692 for the year ended December 31, 2001 from $2,134,385 for the year ended December 31, 2000 despite a decrease in revenue. The increase is a result of costs incurred and associated with the GameCom/Ferris merger, a general increase in salaries, consulting fees and professional fees primarily related to research and development of new products, and the continued promotion of our products and services.
Interest expense and finance charges increased by $283,497, or 24%, to $1,456,647 for the year ended December 31, 2001 from $1,173,150 for the year ended December 31, 2000. This increase is a result of a net increase in debt obligations in 2001 and an increase in common stock issued to certain shareholders as an incentive for their additional loans to us.

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Three major factors affect our results of operations for the six months ended June 30, 2002 compared to the corresponding period of 2001.
  revenues declined.
  general and administrative costs decreased.
  interest expense increased.
Revenues from both of our virtual reality product lines -- theme parks and arcades and custom applications -- are somewhat unpredictable. Theme park and arcade revenues are affected by both the overall traffic at facilities of this type and by the extent to which we are able to provide new and attractive content to attract more users and increase repeat business. Custom applications tend to consist of a few large projects at any time, and the stage of completion of any particular project can significantly affect revenue. We had revenue of $502,064 for the six months ended June 30, 2002 compared to $1,372,118 for the corresponding six months of 2001. Revenue from theme parks and arcades declined primarily because theme park attendance is down across the country, averaging a 22% decline at the theme parks where our VR Zones are located, season passholder attendance is up significantly, indicating local visitors, who typically do not spend as much per capita as destination tourists, returning to their local parks, and we did not substantially update the content of our virtual reality systems at these facilities during 2001.
Revenue from custom applications and other sources also declined, reflecting the fact that we completed several major projects in the first two quarters of 2001 and revenues from new projects in this area had not yet begun in 2002. Cost of sales and services decreased in proportion to the reduced sales. General and administrative costs of $1,013,383 for the six months ended June 30, 2002, compared to $1,240,466 for the six months ended June 30, 2001, decreased primarily due to our efforts to reduce our overhead costs.
Interest expense increased to $686,455 for the six months ended June 30, 2002 compared to $570,835 for the corresponding period of 2001 largely because we received additional loans from our shareholders in 2002 and, as an incentive to loan additional funds, we issued common stock to those shareholders and incurred $234,500 in additional finance charges in 2002. The decrease in other income of $43,665 for the six months ended June 30, 2001 to $6,872 for the six months ended June 30, 2002 was a result primarily of the sale during the 2001 fiscal period of the entire future revenue stream of some of our games for a lump sum.

Liquidity and Plan of Operations

As of June 30, 2002 our liquidity position was extremely precarious. We had current liabilities of $5,724,792, including $1,961,760 in obligations under the lease financing for our virtual reality systems, $1,267,505 in accounts payable and short-term notes payable of $1,935,428 (plus related accrued interest ), some of which were either demand indebtedness or were payable at an earlier date and were in default. As of June 30, 2002 there were only $20,974 in current assets available to meet those liabilities.
We have not made any draws under our equity line with Swartz since January 2001, because the price and volume of trading in our shares have been too low to make that source of financing attractive. To date we have met our capital requirements by acquiring needed equipment under non-cancelable leasing arrangements, through capital contributions, loans from principal shareholders and officers, and certain private placement offerings. For the six months ended June 30, 2002, the net loss was $(1,560,015). In order to reduce our cash requirements, we issued approximately $485,000 in common stock to pay financing fees, interest and compensation for services, and allowed accounts payable and accrued liabilities to increase by approximately $280,000. After taking into account the non-cash items included in that loss, our cash requirements were approximately $130,000. To cover these cash requirements, we increased our borrowings from shareholders by $199,500 and borrowed $35,000 from an unrelated party, applying $89,067 of the proceeds of these borrowings to payments on notes payable, $7,500 to payment on one equipment financing lease/promissory note and $7,534 to repayment of a book overdraft.
The opinion of our independent auditor for each of the last two fiscal years expressed substantial doubt as to our ability to continue as a going concern. We will need substantial additional capital or new lucrative custom application projects to become profitable., We may need additional financing to acquire major custom application projects currently under negotiation, in order to carry out our expansion plans. Just after the end of the second quarter, we entered into arrangements with Dutchess Private Equities Fund, L.P. Under these arrangements, Dutchess is to purchase up to $5 million of our common stock over the next two years under an equity line. As with the previous equity line with Swartz, the numbers of shares we will be entitled to sell to Dutchess will be based upon the trading volume of our stock. Dutchess and several other investors participated in a private placement of $250,000 in convertible debentures and Dutchess and other investors will participate in the private placement of an additional $200,000 in convertible debentures with the funds to become available within a few days after the effectiveness of a registration statement covering resale of the shares to be issued under the equity line. Based on recent increases in the stock's trading volume following our entry into the training simulation field, management believes that this equity line will allow us to continue our operations for at least the next twelve months.

Business

Business Overview

VirTra Systems, Inc. (the "Company") was organized in 1996 to operate theme concept microbrewery restaurants. In 1997, we acquired First Brewery of Dallas, Inc., which operated the former Hubcap Brewery & Kitchen of Dallas, Texas (later renamed The Schooner Brewery™ brewpub). As a result of several factors, including relatively strict laws that apply to craft brewers in Texas, we found it difficult to develop this initial business, and closed down our microbrewery operations in early 1999.
In December of 1997, we acquired all rights to 'Net GameLink™ , an interactive entertainment system designed to allow a number of players to compete with one another in a game via an intranet or the Internet. From 1999 when we closed our microbrewery operations until we acquired Ferris Productions, Inc. as described below, we had been devoting substantially all of our efforts to implementing the 'Net GameLink™ product and our operations were limited to development, construction and beta-testing of the initial 'Net GameLink™ prototype system at J. Gilligan's Bar and Grill in Arlington, Texas.
In February, 2000, we changed our jurisdiction of incorporation from Nevada to Texas. We maintain our principal office at 440 North Center, Arlington, Texas 76011, and our telephone number is (817) 261-4269. We also maintain production offices at 5631 South 24th Street, Phoenix, Arizona 85040, with a phone number of (602) 470-1177.
In September, 2001, we completed the acquisition of Ferris Productions, Inc., a leading developer and operator of virtual reality devices. “Virtual reality” is a generic term associated with computer systems that create a real-time visual/audio/haptic (touch and feel) experience. VR immerses participants in a 3-dimensional real-time synthetic environment generated or controlled by one (or several) computer(s). Ferris designed, developed, distributed, and operated technically-advanced products for the entertainment, simulation, promotion, and education markets. The acquisition provided us with a wider array of products within our industry, an experienced management team, an existing revenue stream, and established distribution channels. Post-merger, we believe we are a leading virtual reality developer and manufacturer.
Our virtual reality devices are computer-based, and allow participants to view and manipulate graphical representations of physical reality. Stimulating the senses of sight, sound, touch, and smell simultaneously, our virtual reality devices envelop the participant in dynamic computer-generated imagery, and allow the participant to interact with what he or she sees using simple controls and body motions. Virtual reality products and systems typically employ head-mounted displays that combine high-resolution miniature image source monitors, wide field-of-view optics, and tracking sensors in a unit small and light enough to be worn on the head. These products usually surround the participant with dynamic three-dimensional imagery, allowing the user to change perspective on the artificial scenes by simply moving his or her head. Virtual reality devices have in the past been used primarily in connection with electronic games, as, by surrounding the player with the sights, sounds, and smells he or she would experience in the real world, play is made far more realistic than it would be if merely presented in a two-dimensional flat screen display. Areas of application include entertainment/amusement, advertising/promotion and training/simulation.

Entertainment/amusement

Our virtual reality devices within the entertainment/amusement market are designed to produce a highly-realistic experience at a significantly lower cost than traditional virtual reality technology. Historically, the software for virtual reality games and other applications was separately created for each application. Our systems use a patented Universe™ Control Board, which, when installed in an ordinary PC, makes it possible to quickly adapt PC games for the arcade market, permitting easy conversion of PC games to behave as coin-operated arcade games, and allows the operator to change from one game to another without expensive hardware replacement.
Within the entertainment/amusement market, we have installed and operate virtual reality entertainment centers known as “VR Zones” in over a dozen theme parks and high-traffic visitor locations such as
  Six Flags,
  Paramount Parks,
  Busch Gardens, and
  Carnival Cruise Lines.
These VR Zones are equipped with systems we developed and manufactured, and are operated with Company employees on a revenue-share basis with the theme park locations.

Advertising/Promotion

We entered the advertising/promotion market with our 2000 “Drive With Confidence Tour” for Buick, featuring a virtual reality “test-drive” of a Buick LeSabre with PGA professional Ben Crenshaw accompanying the participant. This project led us to additional projects within this market, such as a virtual reality bi-plane experience for Red Baron Pizza, and the recently-completed virtual reality ski jump experience for Chevrolet in conjunction with the “Olympic Torch City Celebration Tour.”

Training/Simulation

Our anticipated entry into the training/simulation market was advanced by the aftermath of September 11, 2001. However, we have not yet sold or received contracts for any of these systems. During the past quarter, we have gained valuable market feedback from direct contact and meetings with several governmental agencies that resulted in completing the design of two unique virtual reality-based training systems for use-of-lethal force and tactical judgment objectives. The two different systems provide the law enforcement, military, and security markets with a first-of-its-kind 360-degree immersive training environment. The first prototype system is currently being built, and will be a demonstration and marketing tool. In the government marketing sector, we have developed significant ongoing relationships with several security-related federal agencies, which have resulted in the submission of confidential proposals currently under review. This has occurred during a period of intense federal agency reorganizations and personnel reassignments due to the formation of the Transportation Security Administration and the proposed Department of Homeland Defense.

Internet-Enabled Gaming

Our 'Net GameLink™ system is designed for installation at a relatively modest cost in neighborhood arcade-like gaming centers and social bars. It consists of computers, a networking system, and specially-designed networked kiosks that allow our patrons to play interactive 3D games with either other users at the same location or users at a remote location. The gamestations feature X86 (Intel central processing unit) compatible 3D-game hardware and software. Customers pay for their use of the system through a plastic debit card. Each card is prepaid and is credited with a certain amount of playing time.
Although our immediate focus is on the more-ample opportunities for our virtual reality products in the training/simulation, entertainment/amusement, and advertising/promotion markets, we intend in the future to distribute our ‘Net GameLink™ product, in conjunction with our current Universe™ amusement line of products, in company-owned centers and through third-party distribution agreements. We expect additional revenue from our ‘Net GameLink™ system to be generated through the sale of advertising to companies who wish to reach our demographic market. We expect that the cost of a system to third parties will be in the range of $5000-$6000 per kiosk, including the server for each location. On non-company owned systems, we expect to receive a royalty based on the amount spent by patrons to actually play on the system equal to 15 percent of revenues, and a royalty on the advertising generated by the ‘Net GameLink™ system at each location equal to 50 percent of the advertising revenue paid to the operator.

VR Products

Our VR products include:
  VR Sensory Theater™, a 3-seat, sit-down, multi-sensory system designed to allow a large number of entertainment center customers to experience virtual reality in a short period of time. Users seated in the theater put on a headset, suspended from a neutralization arm which allows their heads to rotate a full 360 degrees. The system integrates headset video, audio, and smell for the user. The system comes standard with 3 seats, but can link together for much larger throughput. It is approximately 84 inches long, 36 inches wide, 72 inches high, and weighs approximately 420 lbs.
  The VR-360™, a stand-up interactive system. The user has freedom of movement and is tracked in 360 degrees. The system incorporates state-of-the-art computer equipment, gyro headtracking, audio, microphone communication, and joystick interaction. The system comes standard for one user. The user wears a headset suspended from a support cable on an illuminated neutralization arm. The entire system is approximately 54 inches long, 60 inches wide, 102 inches high, and weighs approximately 490 lbs.
  The VR-720™, a sit-down interactive system designed primarily for use in the company’s VR Zones. The user, while seated, is tracked in 360 degrees. The system incorporates state-of-the-art computer equipment, gyro headtracking from an illuminated neutralization arm, audio, microphone communication, wind simulation, smell integration, and joystick interaction. The system comes standard for two users. The system is approximately 54 inches long, 60 inches wide, 102 inches high, and weighs approximately 490 lbs.
All of these products make use of video recorded images, rather than computer-generated images, allowing each system to present a variety of photorealistic virtual reality experiences without lesser-quality computer image creation.

Competition

Competition within each of our markets is intense.
Competition within the entertainment/amusement market is based primarily on the ability to deliver an exciting and realistic gaming experience beyond what the participant would experience on his or her home computer, through such items as 3-D imaging, sound, and sense of motion. Within the entertainment/amusement market, our advantages are our advanced virtual reality technology, as well as our patented Universe™ Control Board, and our EasyPlay™ overlay software, which when used in our VR Zones, 'Net GameLink ™, and in custom applications, can transform any off-the-shelf PC game or application into a coin-op-ready program without requiring “source code” software modifications to either the PC application or the operating system.
We face extensive competition with companies that supply the advertising/promotion market. However, as our virtual reality experiences are custom applications, and we deal primarily with leading advertising agencies, it is difficult to quantify the competition, because we are generally not aware of alternative methods considered by these agencies to present their message.
It is difficult to gauge the competition in the training/simulation market, which we are in the process of entering. There are several large competitors in this field. For instance, a recent (January 7, 2002) edition of Forbes magazine contains a feature story on L3 Communications, Inc., a company purportedly doing in excess of $400,000,000.00 with the United States government in this market. However we believe, based on discussions with potential customers, that our products in this market are unique, primarily due to our proprietary 360-degree form of “immersive” photorealistic virtual reality.
Some general competitors within the virtual reality industry that promote substitute and similar technologies are as follows:
  Straylight--since 1992, Straylight has focused on the exploitation of virtual reality in the promotions and conventions market, basing its original customized systems on expensive Silicon Graphics computers. Most recently, it launched the stand-up 3DXTC system, offering a headset-based, lightweight system utilized within the advertising/promotional market. We believe Straylight’s installed base (under ten units) is insignificant, and that Straylight only sells its product and service to others rather than exploiting the product and service itself.
  Virtual World Entertainment--since 1995, VWE has built single high-end enclosed game capsules, commencing with its own center in Chicago around 1995. We understand that VWE's products can be found in only a handful of international high-end locations. VWE uses a proprietary system, and thus must develop each game itself, and we believe it has released only two games in six years and has an installed base of fewer than 60 units.
  Dynavision--since 1996, Dynavision has focused on building a single stand-up headset-based virtual reality entertainment product. Dynavision’s Orion system uses PC software, in which the third-party’s source code is modified for the Orion system. We have been informed that this company was sold in 2000, and since 1999, it has not been seen at any industry tradeshows. We do not know whether Dynavision is still in business.
  Global VR--since 1997, Global VR has focused on VR Vortek, a single stand-up virtual reality entertainment product utilizing a large viewing device mounted to a steel arm. Global VR recently added products to its line from the bankruptcy purchase of the former Interactive Light company. We believe Global VR’s installed base is less than ours.
  IMAX Corporation--since 1964, IMAX has developed specialized educational and entertaining large-screen movies and theaters, with over 225 locations world-wide. IMAX is recognized as a leader of unique large-screen theaters. It is our opinion that IMAX’s products and movies do not directly compete or exclude any of our products, though it may be regarded as an indirect competitor since customers seeking a virtual reality experiences may instead choose the large-screen theater.
  Ham On Rye Technologies--introduced its first system for entertainment use at IAAPA 2000, but had rented equipment for corporate rentals prior to this. The company sells one product -- a 16-seat interactive theater which utilizes a headset for each participant. The system requires a live actor for each ‘showing,’ who asks the users to press buttons on a small remote control and perform other activities during the show (like patting the tops of their heads). The system uses 2D video composting technology, and has no traditional virtual reality capabilities (i.e., headtracking, user control of movement or view, etc.). While the system can accommodate large throughput of guests, a single system costs over $100,000, and we believe this product’s repeat level of use is low. Because of cost and market constraints for this type of product, we expect Ham on Rye to have fewer than 25 systems installed worldwide.
  Advanced Interactive Systems, Inc.--has been a provider of interactive simulation systems designed to provide training for law enforcement, military, and security agencies since 1993. Its line of products uses primarily video production in judgmental training scenarios. AIS also markets to anti-terrorist and other special application training facilities for military and special operations groups. Their systems are all based using flat screen technology and do not address issues in a 360-degree world. Although AIS is a player in the firearms training simulator space, we believe our technology and the more real world, life-like scenarios we create are far superior to their systems.
  Firearms Training Systems, Inc.--has over 4,000 FATS training systems installed worldwide by military, law enforcement, and commercial customers. FATS, Inc. is a full service training simulation company that also utilizes video scenarios and flat screen technology with an optional video-training scenario authoring system. AIS and FATS are similar in many respects, although FATS has been around a while longer. As with other competitors in this field, we feel our 360-degree technology is far superior to FATS and their systems.
  L-3 Communications, Inc. -- a supplier of Intelligence, Surveillance and Reconnaissance (ISR) products, secure communications systems and products, avionics and ocean products, training products, microwave components and telemetry, instrumentation, space and wireless products. Its customers include the Department of Defense, selected US government intelligence agencies, aerospace prime contractors and commercial telecommunications, and wireless customers. L-3’s product mix includes; secure communication systems, training systems, microwave components, avionics and ocean systems, telemetry, instrumentation, space and wireless products. L-3 is a 2 plus billion dollar company with a very diverse range of products and services geared towards defense related activities. It has a division for simulation and training with several products currently deployed. One of these simulators projects images on multiple screens using computer generated graphics. L-3 systems consist of computer generated graphics and currently do not use video or film for their content, to the best of our knowledge, nor do they produce complete 360-degree projected or head-mount display systems. Due to the size and strength of L-3 within the defense industry and other governmental agencies, it can possibly be a very formidable competitor if it chooses to enter the 360-degree, photorealistic, virtual reality simulation market.
Although our focus in the entertainment/amusement market has been on large third-party theme park operations such as Six Flags and Busch Gardens, there is also competition in the form of large gaming centers established by companies such as GameWorks and Dave & Busters. GameWorks was established by Sega Enterprises, Universal Studies, Inc., and DreamWorks SKC, and it was designed under the guidance of Steven Spielberg. GameWorks has far greater financial and technical resources than we, and Dave & Busters has far greater financial resources than we, and both operations have created entire establishments devoted to various forms of gaming, including virtual reality games. We intend to compete by our focus with our Universe™ line of products in large third-party theme park operations, and by providing more but smaller facilities for our ‘Net GameLink™ product that will be readily accessible in the gamer’s immediate neighborhood, with the companionship of the gamer’s neighbors, rather than requiring substantial travel to destination sites such as GameWorks and Dave & Busters.
The above summary of competition is by no means exhaustive, since this is a fluid and rapidly-expanding industry.

Marketing

Our marketing activities are conducted on multiple levels.
With regard to the amusement/entertainment market, marketing is conducted primarily by word-of-mouth within the theme park industry, as well as by marketing efforts conducted by our vice-president of operations. We have standing offers to dramatically increase our theme park presence, depending upon the availability of capital for expansion.
Marketing within the advertising/promotional market is conducted primarily by our executive vice-president. We have a demonstration unit featuring excerpts from our successful promotional projects for Buick, Red Baron Pizza, and Chevrolet. Marketing within this industry is conducted primarily by one-on-one appointments and demonstrations of our technology and previous successful applications to advertising agencies.
We are presently negotiating to enter the training/simulation market, primarily in dealing directly with the United States government in the areas of Homeland Security. To aid our attempt to enter this market, we have enlisted several consultants, all of whom possess a proven success in procuring governmental contracts and delivering successful training products for previous military and other security applications. However, we cannot give any assurance that we will be successful in entering this market.

Employees

At July 31, 2002 we employed 90 people. Our number of employees is highly seasonal, due to our seasonal VR Zone operations in theme parks. During the height of the amusement park season, we may employ as many as 150 people. Out of season employment shrinks to approximately 25 people. We consider relations with our employees to be satisfactory.

Trademarks/Patents

We have obtained a patent for our Universe Control Board™, we have filed for federal registration of our "'Net GameLink™," "The Internet Just Met Its Match™," and “Immersive Virtual Reality™” trademarks, and a patent application is pending for our network-enabled gaming kiosk. There can be no assurance that a patent will issue on this application, or that if the patent is issued it will be sufficiently broad to provide meaningful protection

Management

These are our current directors, executive officers and significant employees:

Directors and Executive Officers

Name	Age	Positions	Date became director or executive officer
L. Kelly Jones	49	Chief Executive Officer and Chairman of the Board of Directors	March 26, 1997
Bob Ferris	30	President and Director	September 21, 2001
Lance Loesberg	46	Executive Vice-President and Director	September 21, 2001
John F. Aleckner, Jr.	57	Director	March 26, 1997
L. Andrew Wells	34	Director	September 21, 2001
Kimberly Biggs	35	Secretary and Treasurer	March 26, 1997
The members of our board of directors are elected annually and hold office until their successors are elected and qualified. Our officers are chosen by and serve at the pleasure of its board of directors. Each of the officers and directors have positions of responsibility with other businesses and will devote only such time as they believe necessary on our business.
There are no family relationships between any of the directors and executive officers, other than Messrs. Ferris and Wells being brothers-in-law. There was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.
L. Kelly Jones has since 1980 been a member of the law firm Jones & Cannon, a firm which he founded and which provides legal services to us. Mr. Jones is certified in the area of commercial real estate law by the Texas Board of Legal Specialization and is the author of an article, "Texas Mechanics' and Materialmen's Lien Laws: A Guide Through the Maze," which appeared in the Texas Bar Journal in March of 1985. Mr. Jones' areas of practice include corporate, construction, real estate, municipal law, and commercial litigation. Mr. Jones served from 1985 through 1989 on the Arlington City Council, and on the Stephen F. Austin State University Board of Regents from 1987 through 1993, where he was chairman from 1991 through 1993. He holds a J.D. from the University of Texas and a B.A. in Political Science from Stephen F. Austin State University.
Bob Ferris became our president in September of 2001. He previously had been the president of the former Ferris Productions, Inc. since he founded that company in 1993. Mr. Ferris attended the United States Air Force Academy with a major in management. He received a degree in systems engineering from the University of Arizona.
Lance Loesberg became our executive vice-president in September of 2001. He had previously been the vice-president of business development of the former Ferris Productions, Inc., a position he had held since 1997. Before his employment with Ferris, Mr. Loesberg had served as North American sales director for Virtuality, an early leader in the virtual reality field. He holds a B.S. degree in Marketing from Arizona State University.
John F. Aleckner, Jr. is a private investor. He was elected our president as of December 14, 1999, a post he held until September of 2001. From 1983 to 1989 Mr. Aleckner was vice-president and a shareholder of Research Polymers International Corporation, a compounder of specialty plastic materials which was acquired by another Company in 1987. From 1984 to 1998, he was vice-president of marketing and sales and a principal shareholder in UVTEC, Inc., a marketer of specialty plastic compounds which was, prior to the sale of Research Polymers, affiliated through common stock ownership with Research Polymers, and which acted as a broker in connection with purchases by Research Polymers and other companies. From 1971 to 1983 he was employed by Ciba-Geigy Corporation in various sales capacities. He holds a B.S. in Chemistry from Case Institute of Technology.
L. Andrew Wells is managing partner of CenterPoint Partners, LLC, a Houston-based corporate finance advisory firm formed in January of 2002. CenterPoint is an amalgamation of the former Strategic Securities, Inc. and some other Houston-based regional investment banking groups’ advisory divisions. From 1997 until 2002, he was the principal of Strategic Securities, Inc., a Houston-based merchant banking firm which he founded in 1997. From June 2000 until March of 2001, Mr. Wells also served on an interim bases as chief financial officer of U. S. Operators, Inc., a San Antonio-based call center which was reorganizing under Chapter 11 of the bankruptcy code. Prior to 1997, Mr. Wells was employed by a regional NASD broker/dealer in Houston, Texas. He holds a B.S. degree from Stephen F. Austin State University and NASD licenses 7 (general securities), 63, 65 (registered investment advisor), and 24 (securities principal).
Kimberly Biggs has for the last 12 years been legal administrator of the Arlington law firm of Jones & Cannon (which provides legal services for us) as legal administrator, a position which she holds to this date.

Significant Employees

In addition to the officers and directors identified above, the following employees play a significant role in our operations.
Rob White, age 35, serves as our vice-president of operations. Before joining the former Ferris Productions, Inc. in 1997, Mr. White previously worked in various theme parks from 1994-1997, when he began as an operator in the entertainment industry, including designing and managing one of the world’s largest high-tech entertainment projects, XS in New York City’s Times Square.
Steve Haag, age 42, serves as our vice-president of business development. Mr. Haag received his bachelors degree in psychology, with a minor in organizational behavior, from Webster University in 1993, and his bachelors degree in education from the University of Missouri-St. Louis in 1999. Before joining us, he was employed at Connect Computer Group, Inc., the firm which was largely responsible for the development of our kiosk and computer systems. Mr. Haag previously served as a direct-marketing project manager/trainer, representing AT&T Business Service.
Matt Burlend, age 28, serves as vice-president of production and senior engineer. Prior to his employment with the former Ferris Productions, Mr. Burlend was employed at Panduit Corporation, a designer of automated production equipment, as a machine design engineer. Mr. Burlend holds a mechanical engineering degree from Olivet Nazarene University.
Al Spivey, age 47, serves as our director of production. Mr. Spivey attended Tarrant County Junior College and the University of Texas-Dallas, majoring in computer science, and received his technical education from IBM, Hewlett-Packard, and Burroughs technical schools. Before joining us, Mr. Spivey was the owner of Premier Computers, Inc., a value-added reseller of premium computer components and software. Previously, Mr. Spivey worked as senior systems analyst at Amdahl Computer Corporation, and as a software engineer at Nortel Corporation.
Tom Milks, age 40, joined us as our national sales director in August, 2002. From 1994 to 1997, Mr. Milks was employed in increasingly responsible sales management positions with Virtuality, Inc., a UK based company generally regarded as the leading virtual reality company in the early to mid 1990s. From 1997 until joining us, he served in sales management positions with Latitude Communications, a software developer, VAResources, a leasing company for technology resellers, OpenConnect Inc., a software developer, and BitFlash Inc., a software developer.

Executive Compensation

Summary Compensation Table

The Summary Compensation Table shows certain compensation information for services rendered in all capacities during each of the prior 3 fiscal years.
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options/SARs
L. Kelly Jones, chief executive officer and chairman of the board of directors	2001	-	-	-	-	-
	2000	-	-	-	-	-
	1999	-	-	-	-	-
Bob Ferris, president and director	2001	$60,000	-	-	-	687,000(1)
	2000	$60,000	-	-	-	75,000(2)
	1999	$60,000	-	-	-	-
Lance Loesberg, executive vice-president and director	2001	$75,833	-	-	-	225,000(3)
	2000	$75,000	-	-	-	75,000(4)
	1999	$75,000	-	-	-	-
John F. Aleckner, Jr.,director	2001
	2000	-	-	-	-	-
	1999	-	-	-	-	-
L. Andrew Wells, director	2001	-	-	-	-	687,000(5)
	2000	-	-	-	-	-
	1999	-	-	-	-	-
Kimberly Biggs, secretary and treasurer	2001	-	-	-	-	-
	2000	-	-	-	-	-
	1999	-	-	-	-	-

(1) These options, incentive in nature, provide that Mr. Ferris may purchase (i) 154,000 shares at par value subject to the condition precedent that our shares are trading at $1.50 per share, (ii) 279,000 shares at par value subject to the condition precedent that our shares are trading at $3.00 per share, (iii) 154,000 shares at par value subject to the condition precedent that our shares are publicly trading at $4.50 per share, and (iv) the balance of 100,000 shares at par value subject to the condition precedent that our shares are publicly trading at $5.00 per share. These incentive stock options were granted to Mr. Ferris by our board of directors (Mr. Ferris abstaining) on September 20, 2001 in conjunction with the merger of Ferris Productions, Inc. into GameCom, Inc.
(2) These options are exerciseable at $1.00 per share, are fully vested and expire January 1, 2003.
(3) Includes options on 125,000 shares which are incentive in nature and, provide that Mr. Loesberg may purchase (i) 25,000 shares at par value subject to the condition precedent that our shares are trading at $1.50 per share, (ii) 25,000 shares at par value subject to the condition precedent that our shares are trading at $3.00 per share, (iii) 25,000 shares at par value subject to the condition precedent that our shares are publicly trading at $4.50 per share, and (iv) the balance of 50,000 shares at par value subject to the condition precedent that our shares are publicly trading at $5.00 per share. These incentive stock options were granted to Mr. Loesberg by our board of directors (Mr. Loesberg abstaining) on September 20, 2001 in conjunction with the merger of Ferris Productions, Inc. into GameCom, Inc. Also includes options granted on June 1, 2001 to purchase 100,000 shares of our common stock at $0.49 per share, which was the fair market value of the common stock on the date of grant. Those options are exercisable on June 1, 2002.
(4) These options are exerciseable at $1.00 per share, are fully vested and expire January 1, 2003.
(5) These options, incentive in nature, provide that Mr. Wells may purchase (i) 154,000 shares at par value subject to the condition precedent that our shares are trading at $1.50 per share, (ii) 279,000 shares at par value subject to the condition precedent that our shares are trading at $3.00 per share, (iii) 154,000 shares at par value subject to the condition precedent that our shares are publicly trading at $4.50 per share, and (iv) the balance of 100,000 shares at par value subject to the condition precedent that our shares are publicly trading at $5.00 per share. These incentive stock options were granted to Mr. Wells by our board of directors (Mr. Wells abstaining) on September 20, 2001 in conjunction with the merger of Ferris Productions, Inc. into GameCom, Inc.

2000 Incentive Stock Option Plan

In February, 2000, the board of directors adopted, and a majority of the shareholders approved, our 2000 Incentive Stock Option Plan, subject to approval of shareholders at the next annual meeting. The purpose of the plan is to enable us to attract, retain and motivate key employees who are important to the success and growth of our business, and to create a long-term mutuality of interest between our shareholders and those key employees by granting them options to purchase our common stock. Options granted under the plan may be either incentive stock options or non-statutory options. The plan is to be administered either directly by the board, or by a committee consisting of two or more outside directors (the "Committee"). Under the plan, options may be granted to our key employees. The option price is to be fixed by the Committee at the time the option is granted. If the option is intended to to be an incentive stock option, the purchase price is to be not less than 100% of the fair market value of the common stock at the time the option is granted, or, if the person to whom the option is granted is the owner of 10% or more of our common stock, 110% of such fair market value. The Committee is to specify when and on what terms the options granted to key employees are to become exercisable. However, no option may be exercisable after the expiration of 10 years from the date of grant or 5years from the date of grant in the case of incentive stock options granted to a holder of 10% or more of our common stock. In the case of incentive stock options, the aggregate fair market value of the shares with respect to which the options are exercisable for the first time during any calendar year may not exceed $100,000 unless this limitation has ceased to be in effect under Section 422 of the Internal Revenue code. If there is a change of control of our company, all outstanding options become immediately exercisable in full. In the event of an employee's death, or following the employee's retirement at or after age 65 or before age 65 with the consent of the Committee, outstanding options may be exercised for a period of one year from the applicable date of death or retirement. If the employee's employment is terminated for reasons other than death or retirement, the options remain exercisable for a period of three months after such termination unless termination was for cause, in which case all outstanding options are immediately canceled. 1,500,000 shares of common stock have been initially authorized for issuance under the plan. Under the plan, eligible individuals may, at the discretion of the Committee, be granted options to purchase shares of common stock. However, no eligible individuals may be granted options for more than 500,000 shares in any calendar year. The option price and number of shares covered by an option will be adjusted proportionately in the event of a stock split, stock dividend, etc., and the Committee is authorized to make other adjustments to take into consideration any other event which it determines to be appropriate to avoid distortion of the operation of the plan. In the event of a merger or consolidation, option holders will be entitled to acquire the number and class of shares of the surviving corporation which they would have been entitled to receive after the merger or consolidation if they had been the holders of the number of shares covered by the options. If we are not the surviving entity in a merger and consolidation, the Committee may in its discretion terminate all outstanding options, and in that event option holders will have 20 days from the time they received notice of termination to exercise all their outstanding options. The plan terminates 10 years from its effective date unless terminated earlier by the board of directors or the shareholders. Proceeds of the sale of shares subject to options under the plan are to be added to our general funds and used for its general corporate purposes.
On September 21, 2001, our shareholders approved the 2000 Incentive Stock Option Plan, and increased the shares authorized for the plan from 1,500,000 to 6,000,000.
In May of 2002, options for 150,000 shares under the plan were granted to our corporate secretary, Kimberly Biggs (100,000 shares), and our vice-president of operations, Rob White (50,000 shares).

Compensation of Directors

No director receives or has received any compensation from us for serving on the board of directors.

Principal Shareholders

The following table shows, as of July 24, 2002, information about equity securities we believe to be owned of record or beneficially by each of our directors;
  each person who owns beneficially more than 5% of any class of our outstanding equity securities; and
  all of our directors and executive officers as a group.
Shareholders' Name and Address	Number of Shares Owned	Percent
L. Kelly Jones 440 North Center Arlington, Texas 76011	3,088,752 (1)	8.6%
Bob Ferris 1941 South Brighton Circle Mesa, Arizona 85208	5,060,240(2)	14.1%
Lance Loesberg 7700 Heather Ridge Court Irving, Texas 75063	542,169(3)	1.5%
John F. Aleckner, Jr. 1901 Rockcliff Court Arlington, Texas 76012	2,357,261(4)	6.6%
L. Andrew Wells 1011 Compass Cove Circle Spring, Texas 77379	2,530,120(5)	7.1%
Kimberly Biggs 2414 Green Willow Court Arlington, Texas 76001	42,460 (6)	*
Dave and Nancy Ferris (7) 719 Misty Lea Houston, Texas 77090	5,286,556	14.8%
All Officers and Directors As a Group (6 Persons)	18,907,558 (1)(2)(3)(4)(5)(6)	52.7%

*less than 1%.
(1) Excludes incentive conditional options to purchase 833,000 shares of common stock for $4,165.00, which are not exercisable within 60 days.
(2) Excludes incentive conditional options to purchase 687,000 shares of common stock for $3,435.00, which are not exercisable within 60 days.
(3) Excludes incentive conditional options to purchase 225,000 shares of common stock for $625.00, which are not exercisable within 60 days.
(4) Excludes incentive conditional option to purchase 333,000 shares of restricted common stock for $1665.00, which is not exercisable within 60 days.
(5) Excludes incentive conditional options to purchase 687,000 shares of common stock for $3,435.00, which are not exercisable within 60 days.
(6) We are obligated to redeem 16,559 of these shares for a nominal amount.
(7) Mr. and Mrs. Ferris are the parents of Bob Ferris.
(8) Based on 35,771,931 shares outstanding.
The beneficial owners of securities listed above have sole investment and voting power with respect to such shares. Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.
In addition, there is a possibility, which management regards as remote, that we may be required to issue a substantial number of additional shares to the holder of one of our notes under the penalty provisions of that note. Since those shares would be issued for no additional consideration, any such issuance could cause significant dilution in the book value per share of shares presently outstanding.
Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options or warrants currently exercisable, or exercisable within 60 days, are deemed outstanding for purposes of computing the percentage of the person holding such options or warrants, but are not deemed outstanding for purposes of computing the percentage of any other person.

Certain Transactions

Mr. Jones, our chief executive officer, is also president of Jones & Cannon, a Texas professional corporation, which has provided legal services to us and which may continue to provide legal services to us in the future. We currently owe Jones & Cannon more than $246,477.51 for legal services rendered. Jones & Cannon had also been providing the limited amount of office space we require and some clerical and other services required for our operations without charge until June 5, 2000 under an oral agreement with Mr. Jones.
Mr. Ferris, our president, is the owner of Ferris Holdings, L.L.C., which is landlord on the lease for our production facilities in Phoenix, Arizona. We currently owe Ferris Holdings, L.L.C. approximately $61,265 in arrearage on our lease.
In December, 1997, we agreed to redeem at par value an aggregate of 1,505,399 shares of the Common Stock held by the ten former shareholders of First Brewery of Dallas, Inc., a company we had acquired in April, 1997. The aggregate redemption price was to have been $7,527.02. That redemption was to have occurred no later than March 31, 1998. However, we did not have sufficient funds to honor this commitment and are currently in default under the agreement. Messrs. Jones and Aleckner and Ms. Biggs were among those whose shares were to have been redeemed. In February, 2000, the Company and Messrs. Jones and Aleckner agreed that the shares that were to have been redeemed from those two individuals would not be redeemed. We expect to redeem the remaining shares during the third quarter of 2002.
During the period from July, 1997 through May, 1998 Mr. Jones, our chairman of the board and chief executive officer, lent us an aggregate of $90,000 for use as operating capital. Of this amount, $65,000 was subsequently eliminated when Mr. Jones accepted in full satisfaction of that debt certain equipment securing bank debt which Mr. Jones had guaranteed, leaving a balance of $25,000.00. This indebtedness is evidenced by an unsecured demand promissory note at an annual interest rate of 12 % per annum. During the period from November, 2000 through December, 2001, Mr. Jones lent us an aggregate of $81,000 for use as operating capital, for a total indebtedness of $106,000. This $81,000 indebtedness is evidenced by unsecured promissory notes without interest.
During the period from March, 2001 through April, 2002, Mr. John F. Aleckner, Jr., one of our directors, lent us an aggregate of $274,500 for use as operating capital. This indebtedness is evidenced by unsecured promissory notes with no annual interest rate.
During the period from June, 1993 through April, 2001, Dr. Dave and Nancy Ferris, who are shareholders, lent us an aggregate of $172,531 for use as operating capital. During October of 2001, Dr. Dave and Nancy Ferris lent us $21,500 for use as operating capital, for a total indebtedness of $194,031. This $21,500 indebtedness is evidenced by an unsecured promissory note with no annual interest rate.

Description of Securities

Our articles of incorporation authorize us to issue 50 million shares of common stock, of a par value of $.005 per share, and 2,000,000 shares of preferred stock, par value $0.005 per share. As of July 31, 2002, 35,771,931 shares of common stock were issued and outstanding and no preferred stock had been issued.

Common Stock

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in any dividends that may be declared, from time to time by the board of directors in its discretion, from funds legally available for dividends. If we are liquidated, dissolved or wound up, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase our common stock. There are no conversion rights or redemption or sinking fund provisions for the common stock.
Our common stock is covered by the Securities and Exchange Commission's penny stock rules. These rules include a rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. The rule may affect the ability of broker-dealers to sell our securities and may also affect the availability ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer brokers to be willing to make a market in our common stock and it may affect the level of news coverage we receive.

Preferred Stock

We are authorized to issue 2,000,000 shares of preferred stock with such voting rights, designations, preferences, limitations and relative rights as the board of directors may determine. Although we have no current plans to issue any shares of preferred stock, the issuance of preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal. In addition, the possible issuance of preferred stock could discourage a proxy contest, make more difficult the acquisition of a substantial block of our common stock, or limit the price investors might be willing to pay in the future for shares of our common stock.
We believe the preferred stock will provide us with increased flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs that might arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special shareholders' meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by shareholders, unless action by shareholders is required by applicable law or the rules of any stock exchange on which our securities may be listed.

Convertible Promissory Notes/Promissory Notes

We have outstanding $100,000 in principal amount of our convertible promissory notes. These notes bear interest at the rate of 12 percent per annum, call for monthly payments of interest, and matured May 10, 1998. The holder of each convertible promissory note has a non-assignable option to purchase 7,500 shares of common stock at par value. Alternatively, each holder has the right to convert his convertible promissory note at the rate of 1.25 shares of common stock for each $1.00 in principal amount of notes.
We have outstanding $25,000 in principal amount of a promissory note due to L. Kelly Jones, our chief executive officer, upon demand. This note bears interest at the rate of 12 percent per annum. In addition, we have outstanding $81,000 in principal amount of promissory notes due to Mr. Jones, payable upon demand without interest.
We have outstanding $274,500 in principal amount of promissory notes due to John F. Aleckner, Jr., one of our directors, payable upon demand without interest.
We have outstanding $235,500 in principal amount of promissory notes payable to other shareholders, all of which are in default. These notes provide for an initial issuance of shares of common stock in lieu of interest, all of which (913,000 shares) have been issued. Accordingly, no additional interest is accruing on these notes. However, $103,500 in principal amount of these promissory notes provide for a per diem issuance of common stock as a penalty for late payment. As of December 31, 1999, the per diem issuance would be in excess of 2,800,000 shares of the our common stock. We have received an opinion from counsel, Richard L. Wright, P.C., that the penalty provisions are unenforceable as illegal usury under applicable Texas law. However, there has not been any litigation between us and the holder of the note as to this issue, and in the absence of a court decision directly applicable to the parties, there remains at least some risk that the opinion of counsel could be wrong. Should the holder of the note prevail in any such litigation, the shares issuable under the penalty provisions could result in the holder's becoming our largest single shareholder. Further, depending upon how long it took to resolve the issue, an adverse decision could result in that holder's becoming a controlling shareholder. We believe that upon full payment of these promissory notes along with non-usurious monetary interest, this matter of additional shares for our late payment will be amicably resolved between us and the holder of these promissory notes. However, we cannot give any assurance in that regard.

Warrants

There are outstanding warrants to purchase 277,778 shares of our common stock at a price of $0.7094 per share. These warrants were issued to the debenture holders on July 11, 2002. The warrants expire on July 11, 2005. We are to issue warrants to purchase an additional 222,222 shares of common stock within three days after this registration statement becomes effective. The exercise price of those warrants is also to be $0.7094. The holders of the warrants have the right to have the common stock issuable upon exercise of the warrants included on any registration statement we file, other than a registration statement covering an employee stock plan or a registration statement filed in connection with a business combination or reclassification of our securities.
We also have outstanding 496,703 warrants issued to Swartz Private Equity L. P. in connection with an earlier equity line having terms as follows:
  245,000 shares at $0.625 per share expiring April 14, 2005;
  245,000 shares at $1.00 per share expiring April 14, 2005;
  3,933 shares at $0.418 expiring October 26, 2005;
  1,694 shares at $0.15 expiring January 2, 2006; and
  1,076 shares at $0.275 expiring March 8, 2006.
In July 2001 we granted options to purchase 150,000 shares of common stock to a consultant as inducement for services to be provided to the Company. The options are exercisable at (i) the closing bid price per share on the date of grant for 50,000 shares; (ii) the closing bid price at the date of grant plus $.50 per share for 50,000 shares; and (iii) the closing bid price at the date of grant plus $1.00 per share for 50,000 shares. These options expire five years from the date of grant.

Convertible Debentures

On July 11, 2002, we issued to six persons $250,000 worth of convertible debentures, and within a few days after this registration statement becomes effective we expect to issue an additional $200,000 worth of these convertible debentures. These debentures are subordinate as to any amounts we may borrow from banks or similar financial institutions, pay a 5 percent cumulative interest, payable in arrears at the time of each conversion, in cash or in common stock of the company at the company's option, are convertible by the holder into shares of common stock of the company at any time, convert automatically three years after issuance,
  are convertible at the lesser of (a) 125 percent of the closing bid price of the company's common stock, as reported by Bloomberg, on July 11, 2002 (which 125 percent is $0.4434,or (b) 85 percent the average of the four lowest closing bid prices as reported by Bloomberg, during the five trading days prior to the date of conversion, are redeemable by the company at any time within 180 days after the date of issuance on ten days written notice at 120 percent of the principal amount being redeemed, and require the registration of the shares of common stock into which the debentures may be converted. The registration statement accompanying this prospectus will register such shares upon effectiveness.
Of the 19,991,703 shares of common stock covered by this Prospectus, 6 million are registered to possibly underlie the $450,000 worth of convertible debentures. Because of the uncertainty of the future market price of our common stock, it is possible that none of these shares would be issued should we redeem the convertible debentures by the 180th day following the issuance of the debentures fewer than 6,000,000 shares would be issuable should the convertible debentures be converted more than 6,000,000 shares would be issuable should the closing bid price of our common stock average less than $ 0.13 per share for four days during the five trading days prior to conversion of the convertible debentures.
Should fewer than 6 million shares be required, we will deregister the unneeded shares. Should more than 6 million be required, we will file a new registration statement and amend this Prospectus to add the additional needed shares of common stock.

Anti-takeover Provisions

Under our articles of incorporation, a change in our bylaws requires the affirmative vote of not less than a majority of our "Continuing Directors." A Continuing Director is a member of the board who is not and who was a member of the board of directors immediately before the time the 10% or more holder became the beneficial owner of 10% or more of that voting stock. The articles of ncorporation also require that shareholder votes be taken only at a meeting, and prohibit action by written consent.
In addition, we may not effect a "Business Combination" in which an affiliate or associate of a holder of 10% or more of our voting stock has an interest without the vote of at least 80% of our voting stock (voting as a single class), including the vote of not less than 50% of the outstanding shares of voting stock not beneficially owned by the 10% holder or its affiliates or associates. The additional voting requirements described in this paragraph does not apply if the board of directors by a vote of not less than a majority of the continuing directors then holding office expressly approves in advance the acquisition of shares that resulted in the 10% holder's becoming such, or approves the business combination before the related person became a related person. Those requirements also do not apply if, among other things, that the cash or fair market value of property received by holders in the Business Combination is not less than the highest price per share paid by the related person in acquiring any of its shares, and the related person does not receive the benefit of any loans, advances, guarantees or other financial assistance or tax advantages provided by us except proportionately as a shareholder, and that the transaction be covered by a fairness opinion of a reputable investment banking firm if deemed advisable by a majority of the Continuing Directors.
The term "Business Combination" includes, among other things a merger, consolidation or share exchange involving us or a subsidiary, a sale, mortgage or other disposition of a substantial part of the our assets, the issuance of additional securities, a reclassification which would increase the voting power of a Related Person or our liquidation or dissolution.
These provisions might discourage an unsolicited acquisition proposal that could be favorable to shareholders. They could also discourage a proxy contest, make more difficult the acquisition of a substantial block of our common stock or limit the price investors might be willing to pay in the future for shares of our common stock.
We are also subject to Article 13 of the Texas Business Corporation Act. That article prohibits us from engaging in a business combination with an affiliated shareholder, generally defined as a person holding 20% or more our outstanding voting stock, during the three-year period immediately following the affiliated shareholder's share acquisition date, unless the business combination or acquisition by the affiliated shareholder was approved by our board of directors before the affiliated shareholder's share acquisition date, or two-thirds of the holders of our outstanding voting shares not beneficially owned by the affiliated shareholder at a meeting of shareholders and not by written consent, called for that purpose not less than six months after the affiliated shareholder's share acquisition date.

Transfer Agent.

Continental Stock Transfer, Inc. of New York, New York is our transfer agent.

Legal Matters

The legality of the securities offered hereby has been passed upon by Raice Paykin & Krieg LLP, New York, New York.

Experts

Our balance sheet as of December 31, 2001 and 2000 and the statements of our operations, shareholders' equity and cash flows for the years then ended, have been included in this prospectus in reliance on the report, which includes an explanatory paragraph on our ability to continue as a going concern, of Ham, Langston, & Brezina certified public accountants, given on the authority of that firm as experts in accounting and auditing.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.
We have filed with the SEC a registration statement on Form SB-2 under the Securities Act covering the sale of the securities offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. Certain items of the registration statement are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete and in each instance where reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, statements about the document are qualified in all respects by that reference and the exhibits and schedules to the exhibits. For further information regarding VirTra Systems and the securities offered under this prospectus, we refer you to the registration statement and those exhibits and schedules, which may be obtained from the SEC at its principal office in Washington, D.C. upon payment of the fees prescribed by the SEC.

Financial Statements

Report of Independent Accountants

To the Board of Directors and Shareholders of
GameCom, Inc.

We have audited the accompanying consolidated balance sheet of GameCom, Inc. (the “Company”) as of December 31, 2001, and the related consolidated statements of operations, shareholders’ deficit and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of our management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GameCom, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and at December 31, 2001 is in a negative working capital position and a shareholders’ deficit position. These factors raise substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ham, Langston & Brezina, LLP
Houston, Texas
March 20, 2002
VIRTRA SYSTEMS, INC. (FORMERLY GAMECOM, INC. )
CONSOLIDATED BALANCE SHEETS
as of December 31, 2001 (Audited) and June 30, 2002 (Unaudited)
__________

	December 31, 2001	June 30, 2002
ASSETS

Current assets:
Cash and cash equivalents	$ -
Accounts receivable	15,669	20,974

Total current assets	15,669	20,974

Property and equipment, net	822,964	559,108
Note receivable-related party	67,885	67,885
Intangible assets, net	54,389	45,325

Total assets	$ 960,907	$ 693,292

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Notes payable	$1,079,464	$ 1,025,397
Current portion of obligations under product financing arrangements	1,840,436	1,961,760
Notes payable-shareholders	710,531	910,031
Accounts payable	1,020,574	1,267,505
Book overdraft	33,172	25,638
Accrued interest payable	146,341	185,810
Accrued liabilities	355,365	348,651

Total current liabilities	5,185,883	5,724,792

Obligations under product financing arrangements, net of current portion	2,513,914	2,782,480

Total liabilities	7,699,797	8,507,272

Redeemable common stock, 778,291 shares at $.005 par value	3,891	3,891

Shareholders’ deficit:

Common stock, $.005 par value, 100,000,000 shares authorized, 32,931,842 and 35,671,931 shares issued and outstanding, respectively	164,660	178,361
Additional paid-in capital	2,129,589	2,600,813
Accumulated deficit	(9,037,030)	(10,597,045)

Total shareholders’ deficit	(6,742,781)	(7,817,871)

Total liabilities and shareholders’ deficit	$ 960,907	$ 693,292

See accompanying notes to financial statements

VIRTRA SYSTEMS, INC. (FORMERLY GAMECOM, INC. )
CONSOLIDATED STATEMENT OF OPERATIONS
For the Years Ended December 31, 2001 and 2000 (Audited) and the six months ended June 30, 2002 (Unaudited)
__________
	Year Ended December 31		Six Months Ended June 30
	2001	2000	2002	2001

Revenue:
Theme parks and arcades	$ 1,763,280	$ 2,173,025	$ 364,177	$ 553,057
Custom applications and other	699,784	1,186,101	137,887	819,061

Total revenue	2,463,064	3,359,126	502,064	1,372,118

Cost of sales and services	1,574,399	1,882,889	369,113	968,134

Gross margin	888,665	1,476,237	132,951	403,984

General and administrative expenses	2,443,692	2,134,385	1,013,383	1,240,466

Loss from operations	(1,555,027)	(658,148)	(880,432)	(836,482)

Other income (expenses):
Interest income	1,338	1,415	-	1,338
Interest expense and finance charges	(1,456,647)	(1,173,150)	(686,455)	(570,835)
Other income	55,760	22,863	6,872	43,665

Total other income (expenses)	(1,399,549)	(1,148,872)	(679,583)	(525,832)

Net loss before extraordinary item	(2,954,576)	(1,807,020)	$(1,560,015)	$(1,362,314)

Extraordinary item:
Gain from extinguishment of debt	-	455,149	-	-

Net loss	$(2,954,576)	$(1,351,871)	$(1,560,015)	$(1,362,314)

Weighted average shares outstanding	31,758,516	30,400,649	34,356,598	31,400,100

Basic and diluted net loss per common share before extraordinary item	$ (0.09)	$ (0.06)	$ (0.05)	$ (0.04)

Effect of extraordinary item	$ -	$ 0.01	-	-

Basic and diluted net loss per common share after extraordinary item	$ (0.09)	$ (0.05)	$ (0.05)	$ (0.04)

See accompanying notes to financial statements
VIRTRA SYSTEMS, INC. (FORMERLY GAMECOM, INC. )
CONSOLIDATED STATEMENT OF CASH FLOWS
for the years ended December 31, 2001 and 2000 (Audited) and the six months ended June 30, 2002 and 2001 (Unaudited)
	Years ended December 31,		Six Months Ended June 30,
	2001	2000	2002	2001
Cash flows from operating activities:
Net loss	$(2,954,576)	$(1,351,871)	$(1,560,015)	$(1,362,314)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	610,246	556,701	272,920	302,691
Amortization of debt issuance costs	517,034	210,854	397,390	258,517
Bad debt expense	33,471	-	-	33,471
Common stock issued for services	88,225	16,251	250,425	58,754
Common stock issued for interest and finance charges	225,900	198,696	234,500	73,400
Changes in operating assets and liabilities:
Accounts receivable	144,253	(159,742)	(5,305)	19,025
Prepaid and other assets	38,887	(4,898)	-	-
Accounts payable	283,517	(682)	246,931	57,001
Accrued interest payable	56,401	8,106	39,469	11,124
Accrued liabilities	267,365	(132,400)	(6,714)	-
Net cash used in operating activities	(689,277)	(658,985)	(130,399)	(548,331)
Cash flows from investing activities:
Capital expenditures	(88,656)	(930,776)	-	(16,656)
Increase in intangible asset	-	(22,392)	-	-
Issuance of note receivable-related party	-	(102,782)	-	-
Payment received on note receivable	34,897	91,529	-	-
Net cash used in investing activities	(53,759)	(964,421)	-	(16,656)
Cash flows from financing activities:
Proceeds from issuance of notes payable	79,990	1,085,000	35,000	60,000
Proceeds from issuance of notes payable-shareholders	152,500	86,000	199,500	45,000
Proceeds from obligations under product financing arrangements	563,860	234,240	-	563,860
Payments on notes payable	(68,326)	(162,200)	(89,067)	(34,008)
Payments on obligations under product financing arrangements	(101,000)	(90,060)	(7,500)	(101,000)
Increase in book overdraft	27,598	5,574	(7,534)	-
Proceeds from issuance of common stock	82,279	64,847	-	25,000

Net cash provided by financing activities	736,901	1,223,401	130,399	558,852

Increase (decrease) in cash and cash equivalents	(6,135)	(400,005)	-	(6,135)

Cash and cash equivalents, beginning of period	6,135	406,140	-	6,135

Cash and cash equivalents, end of period	$ -	$ 6,135	-	$ -

Non-cash investing and financing activities:
Interest paid	$ 657,312	$ 733,995	$ 18,589	$ 379,118
Income taxes paid	$ -	$ -	$ -	$ -
Common stock issued as repayment of notes payable to stockholders	$ -	$ -	$ -	$ 95,000
See accompanying notes to financial statements
VIRTRA SYSTEMS, INC. (FORMERLY GAMECOM, INC. )
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
for the years ended December 31, 2001 and 2000 (Audited) and the six months ended June 30, 2002 (Unaudited)
__________

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount

Balance at December 31, 1999	28,389,040	$ 141,945	$1,422,470	$(4,730,583)	$(3,166,168)

Common stock issued for services	84,571	423	15,828	-	16,251

Common stock issued for interest and finance charges	1,133,967	5,670	193,026	-	198,696

Common stock issued for cash	127,694	638	64,209	-	64,847

Expiration of redeemable common stock	727,108	3,636	-	-	3,636

Net loss	-	-	-	(1,351,871)	(1,351,871)

Balance at December 31, 2000	30,462,380	152,312	1,695,533	(6,082,454)	(4,234,609)

Common stock issued for services	333,661	1,668	86,557	-	88,225

Common stock issued for interest and finance charges	1,400,492	7,003	218,897	-	225,900

Common stock issued for cash	485,309	2,427	79,852	-	82,279

Common stock issued as repayment of notes to shareholders	250,000	1,250	48,750	-	50,000

Net loss	-	-	-	(2,954,576)	(2,954,576)

Balance at December 31, 2001	32,931,842	164,660	2,129,589	(9,037,030)	(6,742,781)
Common stock issued for
financing fees (unaudited)	1,780,089	8,901	225,599	-	234,500

Common stock issued for
Services (unaudited)	960,000	4,800	245,625	-	250,425

Net loss (unaudited)	-	-	-	(1,560,015)	(1,560,015)

Balance at June 30, 2002 (unaudited)	35,671,931	$ 178,361	$2,600,813	$(10,597,045)	$(7,817,871)

See accompanying notes to financial statements

VIRTRA SYSTEMS, INC. (FORMERLY GAMECOM, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Background and Summary of Significant Accounting Policies

Background

GameCom, Inc. (“GameCom”), a Texas corporation, was founded in 1996 and is currently headquartered in Arlington, Texas. Effective September 21, 2001 GameCom merged with Ferris Productions, Inc. (“Ferris”) (together “the Company”). Ferris, which was based in Phoenix, Arizona, develops, manufactures and operates technically advanced personal computer and non-personal computer based products including virtual reality (“VR”) entertainment products for the entertainment, simulation, promotion and education industries.

GameCom’s merger with Ferris was effected by issuing 18,072,289 shares of GameCom common stock for all of the outstanding common stock of Ferris. The merger, since it was initiated prior to June 30, 2001, is accounted for as a pooling of interests in the accompanying consolidated financial statements. The pooling of interest method of accounting assumes that Gamecom and Ferris have been merged since their inception and the consolidated financial statements for periods prior to the consummation of the merger are restated as though the companies have been combined since their inception. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized at the time services are performed or when products are shipped.

Deferred Revenue and Expenses

Deferred revenue represents advanced billings on custom application projects and is recognized as revenue in the year the work is performed. Deferred expenses represent expenses incurred related to custom application projects not recognized until the work commences.

Concentrations of Credit Risk

Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable.

The Company maintains its cash in well known banks selected based upon management’s assessment of the banks’ financial stability. Balances periodically exceed the $100,000 federal depository insurance limit; however, the Company has not experienced any losses on deposits.

Accounts receivable generally arise from sales of equipment and services to various companies throughout the world and from revenue sharing arrangements with certain theme parks located throughout the United States. Collateral is generally not required for credit granted. During the years ended December 31, 2001 and 2000 the Company had two customers representing 49% and 52% of its total revenue, respectively.

Cash Equivalents

For purposes of reporting cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Expenditures for major renewals and betterments that extend the original estimated economic useful lives of the applicable assets are capitalized. Expenditures for normal repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts, and any gain or loss is included in operations.

Intangible Assets

Intangible assets consist of direct costs incurred in developing proprietary technology exclusively used in its entertainment products and costs incurred in obtaining a patent on such technology. The intangible assets are being amortized on a straight-line basis over a five-year period. As of December 31, 2001, accumulated amortization of these intangible assets is $36,260. During each of the years ended December 31, 2001 and 2000, the Company recorded amortization expense of $18,130.

Debt Issuance Costs

Debt issuance costs are deferred and recognized, using the interest method, over the term of the related debt.

Shipping and Delivery Costs

The cost of shipping and delivery of arcade games are charged directly to cost of sales and service at the time of shipment.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial amounts at year-end. The Company provides a valuation allowance to reduce deferred tax assets to their net realizable value.

Loss Per Share

Basic and diluted loss per share is computed on the basis of the weighted average number of shares of common stock outstanding during each period. Common equivalent shares from common stock options and warrants are excluded from the computation as their effect would dilute the loss per share for all periods presented.

Stock-Based Compensation

The Company accounts for its stock compensation arrangements under the provisions of Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”. The Company provides disclosure in accordance with the disclosure-only provisions of Statement of Financial Accounting Standard (“SFAS”) No. 123 “Accounting for Stock-Based Compensation”.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the carrying value of a long-lived asset, including associated intangibles, may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset or the asset’s estimated fair value to the asset’s carrying amount to determine if a write-down to market value or discounted cash flow is required.

Fair Value of Financial Instruments

The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

Comprehensive Income

The Company has adopted SFAS No. 130, “Reporting Comprehensive Income”. Comprehensive income includes such items as unrealized gains or losses on certain investment securities and certain foreign currency translation adjustments. the Company's financial statements include none of the additional elements that affect comprehensive income. Accordingly, comprehensive income and net income are identical.

Segment Information

The Company has adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”. SFAS No. 131 supersedes SFAS No. 14, “Financial Reporting for Segments of a Business Enterprise”. Under the new standard, the Company is required to use the management approach to reporting its segments. The management approach designates that the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's segments. The accounting policies of the segments are the same as those described elsewhere in Note 1.

Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 eliminates the amortization of goodwill and requires that goodwill be reviewed annually for impairment. SFAS No. 142 also requires that the useful lives of previously recognized intangible assets be reassessed and the remaining amortization periods be adjusted accordingly. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and affects all goodwill and other intangible assets recorded on the Company's balance sheet at that date, regardless of when the assets were initially recorded. The implementation of SFAS No. 142 is not expected to have a material impact on the Company's results of operations or financial position.

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for fiscal years beginning after June 15, 2002. The Company does not expect the implementation of SFAS No. 143 to have a material impact on the Company's results of operation or financial position.

In July 2001, the FASB issued SFAS No. 144, “Impairment or Disposal of Long-Lived Assets”, which is effective for fiscal years beginning after December 15, 2001. The provisions of this statement provide a single accounting model for impairment of long-lived assets. The Company does not expect the implementation of SFAS No. 144 to have a material impact on the Company's results of operation or financial position.

2. Going Concern Considerations

During the years ended December 31, 2001 and 2000, the Company has defaulted on its notes payable, has continued to accumulate payables to its vendors and has experienced negative financial results as follows:

	2001	2000

Net loss	$(2,954,576)	$(1,351,871)

Negative cash flows from operations	(689,277)	(658,985)

Negative working capital	(5,170,214)	-

Accumulated deficit	(9,037,030)	-

Shareholders’ deficit	(6,742,781)	-

Management has developed specific current and long-term plans to address its viability as a going concern as follows:

  Our anticipated entry into the training/simulation market was advanced by the aftermath of September 11, 2001. The Company is currently in advanced discussions with representatives of Homeland Security of the U.S. Government regarding use of the Company's technology in detecting and mitigating the risk of similar problems in the future.
  The Company is also attempting to raise funds through debt and/or equity offerings. If successful, these additional funds would be used to pay down debt and for working capital purposes.
  In the long-term, the Company believes that cash flows from continued growth in its operations will provide the resources for continued operations.

There can be no assurance that the Company's debt reduction plans will be successful or that the Company will have the ability to implement its business plan and ultimately attain profitability. the Company's long-term viability as a going concern is dependent upon three key factors, as follows:

  Our ability to obtain adequate sources of debt or equity funding to meet current commitments and fund the continuation of its business operations in the near term.
  The ability of the Company to control costs and expand revenues from existing or new businesses.
  The ability of the Company to ultimately achieve adequate profitability and cash flows from operations to sustain its operations.

3. Accounts Receivable

Accounts receivable consist primarily of amounts due from certain companies for the purchase of equipment and services. An allowance for doubtful accounts is provided, when appropriate, based on past experience and other factors which, in management’s judgment, deserve current recognition in estimating probable bad debts. Such factors include circumstances with respect to specific accounts receivable, growth and composition of accounts receivable, the relationship of the allowance for doubtful accounts to accounts receivable and current economic conditions. As of December 31, 2001 all accounts receivable are considered collectible and the allowance for doubtful accounts is $-0-.

4. Property and Equipment

Property and equipment consisted of the following at December 31, 2001:

Arcade equipment	$1,795,612
Furniture and equipment	277,314

2,072,926
Less: accumulated depreciation	(1,249,962)

Property and equipment, net	$ 822,964

Depreciation expense for the years ended December 31, 2001 and 2000 was $582,017 and $528,471, respectively.

5. Notes Payable

Notes payable consist of the following at December 31, 2001:

Notes payable to a bank, bearing interest ranging from the prime rate (4.75% at December 31, 2001) to the prime rate plus 2% per year and due in average monthly payments of approximately $31,000, including interest, through November 2002. These notes are collateralized by certain equipment, licensing rights and by the personal guarantees of officers/shareholders of the Company.
$ 559,474
Notes payable to banks, bearing interest from 6.75% to 9.5% per year, interest due monthly and principal due on demand. These notes are not collateralized but are guaranteed by officers/shareholders of the Company. Effective January 17, 2002, certain of these notes were refinanced into a single note which bears interest at the prime rate (4.75% at December 31, 2001) plus 1.5%, due in 36 monthly installments of $8,824 and collateralized by an office building owned by an officer/shareholder of the Company.	250,000

Notes payable to third party entities and individuals bearing interest at a stated rate of 10% payable semi- annually with principal due three years after issuance of the note, which ranges from October 2001 to March 2002. These notes are not collateralized. In connec- tion with the funding of these notes, Ferris issued a total of 412,500 shares of its common stock as equity attachments to the note holders and to pay debt issuance costs. Accordingly, the actual weighted average interest rate on these notes, including the effect of the issuance of common stock and the payment of debt issuance costs, was approximately 16%.
250,000
Note payable to a financing entity, due on demand, non- interest bearing. This note is not collateralized.	19,990

Total notes payable	$1,079,464

The notes payable to banks contain various financial and non-financial covenants, which require the Company, among other things, to maintain certain levels of shareholders’ equity and to comply with certain financial ratios. The Company was in violation of these covenants as of December 31, 2001 and the banks could demand full payment of all principal and interest.

6. Notes Payable-Shareholders

Notes payable to shareholders consisted of the following at December 31, 2001:

Convertible notes payable to shareholders, principal and interest due on demand, accruing interest at 12% per year. These notes are collateralized by certain equipment and contain a provision to convert the note to common stock.
$ 100,000
Note payable to a shareholder, principal and interest due on demand, interest accrues at 10% per year. This note is not collateralized.	194,031
Notes payable to shareholders, non-interest bearing with principal due on demand. These notes are not collateralized.	416,500
Total notes payable to shareholders	$ 710,531

All notes due to shareholders were in default as of December 31, 2001. Convertible notes payable to shareholders in the amount of $100,000 were issued by the Company in increments of $10,000 having an original maturity date of May 10, 1998. The holder of each $10,000 of convertible note has a non-assignable option to purchase 7,500 shares of common stock at par value. Alternately, each holder has the right to convert their convertible note to equity in the form of 12,500 shares of restricted common stock. None of the notes have been converted.

Of the $416,500 of notes payable without interest described above, a $103,500 note provides for a per diem issuance of common stock as penalty for late payments. As of December 31, 2001, the per diem issuance would be in excess of 5,800,000 shares of the Company's common stock. The Company has received an opinion from counsel that the penalty provisions are unenforceable as illegal usury under applicable Texas law. However, there has not been any litigation between the Company and the holder of the note as to this issue, and in the absence of a court decision directly applicable to the parties, there remains at least some risk that the opinion of counsel could be wrong. According to legal counsel there is no likelihood of a sustainable assessment of the per diem late penalty. Therefore, no provision for such charges has been provided.

7. Obligations Under Product Financing Arrangements

In financing the production of its arcade equipment, the Company has entered into agreements whereby an entity or individual advances funds to the Company to produce specific arcade equipment. Under this arrangement, the Company has agreed to make monthly payments of a specified amount for three years, with an automatic renewal for an additional three years unless canceled in writing, from the origination date as specified in the agreement. In addition, the entity or individual advancing the funds has the right to exercise a buy-out whereby the Company has 180 days to repay the obligation upon exercise of the buy-out. Interest is payable monthly at an annual rate of approximately 16%.

In connection with these financing arrangements, the Company has incurred debt issuance costs of approximately 21% of the total obligation. These costs are being amortized over a three year period using the interest method resulting in an effective annual interest rate of approximately 29% on these obligations.

Obligations under these product financing arrangements consist of the following at December 31, 2001:

Contractual balance	$4,569,796
Less: unamortized debt issuance costs	(215,446)
Total obligation	$4,354,350

As of December 31, 2001, the Company was in default of its obligations under the product financing arrangements. The Company has not made any interest payments on these obligations since September 2001 and has received notices from various individuals and entities requesting buyouts of approximately $1,350,000 as of December 31, 2001.

8. Income Taxes

The Company has incurred losses since its inception and, therefore, has not been subject to federal income taxes. As of December 31, 2001, the Company had net operating loss (“NOL”) carryforwards for income tax purposes of approximately $8,500,000 which expire in various tax years through 2021. Under the provisions of Section 382 of the Internal Revenue Code the ownership change in the Company that resulted from the merger of the Company could severely limit the Company's ability to utilize its NOL carryforward to reduce future taxable income and related tax liabilities. Additionally, because United States tax laws limit the time during which NOL carryforwards may be applied against future taxable income, the Company may be unable to take full advantage of its NOL for federal income tax purposes should the Company generate taxable income.

The composition of deferred tax assets and liabilities and the related tax effects at December 31, 2001 are as follows:

Deferred tax assets:
Net operating losses	$2,912,633
Intangible assets	8,219
Valuation allowance	(2,820,112)

Total deferred tax assets	100,740

Deferred tax liabilities:
Property and equipment	(100,740)

Total deferred tax liability	(100,740)

Net deferred tax asset (liability)	$ -

The difference between the income tax benefit in the accompanying statement of operations and the amount that would result if the U.S. Federal statutory rate of 34% were applied to pre-tax loss for the years ended December 31, 2001 and 2000 is as follows:

	2001		2000
	Amount	%	Amount	%

Benefit for income tax at
federal statutory rate	$(1,004,556)	(34.0)%	$ (459,636)	(34.0)
Other	9,323	0.0	(37,400)	(0.3)
Increase in valuation
allowance	995,233	34.0	497,036	34.3

	$ -	0.0%	$ -	0.0%

9. Redeemable Common Stock

In 1997 the Company entered into an agreement to redeem 1,505,399 shares of common stock from certain shareholders at par value of $.005 per share with the consideration for such redemption to be paid pro-rata to such shareholders by March 31, 1998. In February 2000 the Company and shareholders released 727,108 shares of common stock from the redemption requirement, leaving 778,291 shares to be redeemed. As of December 31, 2001 none of the shares have been redeemed but may be redeemed at the option of the Company.

10. Stock Options and Warrants

The Company periodically issues incentive stock options to key employees, officers, directors and outside consultants to provide additional incentives to promote the success of the Company's business and to enhance the ability to attract and retain the services of qualified persons.

In 1997 and 1998 the Company granted incentive stock options to certain officers and members of the Company's board of directors to purchase 1,499,000 shares of the Company's common stock at par value of $.005 per share. These options are exercisable based on various levels of the Company's stock price: (i) options to purchase 333,000 shares at par value are exercisable if the Company's stock is trading at $1.50 per share; (ii) options to purchase 583,000 shares at par value are exercisable if the Company's stock is trading at $3.00 per share; (iii) options to purchase 333,000 shares at par value are exercisable if the Company's stock is trading at $4.50 per share; and (iv) options to purchase 250,000 shares at par value are exercisable if the Company's common stock is trading at $5.00 per share. In 1999, options to purchase 300,000 shares of common stock were exercised. There is no expiration date on these options.

In 1997 and 1998 in connection with the convertible notes payable to certain shareholders (See Note 6) the Company granted options to purchase 75,000 shares of its common stock, at its par value of $.005 per share, to these convertible note holders.

On January 1, 2000 the Company granted options to certain employees and non-employees to purchase 350,000 shares of the Company's common stock at $0.15 per share, which approximated fair market value. The options are fully vested and exercisable at the date of grant and expire on January 1, 2003.

In July 2001 options to purchase 150,000 shares of common stock were granted to a consultant as inducement for services to be provided to the Company. The options are exercisable at (i) the closing bid price per share on the date of grant for 50,000 shares; (ii) the closing bid price at the date of grant plus $.50 per share for 50,000 shares; and (iii) the closing bid price at the date of grant plus $1.00 per share for 50,000 shares. These options expire five years from the date of grant. The Company deemed the value of these options to be immaterial at the date of grant.

On June 1, 2001 the Company granted options to an employee to purchase 100,000 shares of the Company's common stock at $0.49 per share, which was the fair market value of the common stock on the date of grant. The options are exercisable on June 1, 2002.

In September 2001 the Company granted incentive stock options to certain officers and members of the Company's board of directors to purchase 1,499,000 shares of the Company's common stock at par value of $.005 per share. These options are exercisable based on various levels of the Company's stock price: (i) options to purchase 333,000 shares at par value are exercisable if the Company's stock is trading at $1.50 per share; (ii) options to purchase 583,000 shares at par value are exercisable if the Company's stock is trading at $3.00 per share; (iii) options to purchase 333,000 shares at par value are exercisable if the Company's stock is trading at $4.50 per share; and (iv) options to purchase 250,000 shares at par value are exercisable if the Company's common stock is trading at $5.00 per share. There is no expiration date on these options.

In September 2001, the Company's shareholders amended the 2000 Incentive Stock Option Plan (the “Plan”). The shareholders have authorized 6,000,000 shares for the Plan and options granted under the Plan may be either incentive stock options or non-statutory stock options subject to certain restrictions as specified in the Plan. During the year ended December 31, 2001 no options have been granted under this Plan.

The Company has elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, “Accounting for Stock-Based Compensation”, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options is greater equals the fair market price of lighting stock on the date of grant, no compensation expense has been recognized.

Proforma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model, with the following weighted average assumptions for 2001 and 2000:

risk free interest rate of 5%; no dividend yield; weighted average volatility factor of the expected market price of the Company's common stock of 70%; and a weighted average expected life of the options of 1 to 5 years. For purposes of proforma disclosures, the estimated fair value of the options is included in expense at the date of issuance, as required by Statement 123. the Company's proforma information is as follows:

	2001	2000

Net loss–as reported	$(2,954,576)	$(1,351,871)

Net loss–proforma	$(2,982,396)	$(1,377,876)

Basic and diluted loss per share-as reported	$ (0.09)	$ (0.05)

Basic and diluted loss per share-proforma	$ (0.09)	$ (0.05)

The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

A summary of the Company's stock option activity and related information for the years ended December 31, 2001 and 2000 follows:

	Number of
	Shares
	Under	Weighted-Average
	Options	Exercise Price

Outstanding - December 31, 1999	1,274,000	$0.005

Granted	350,000	$0.15
Exercised	-	-
Forfeited	-	-

Outstanding - December 31, 2000	1,624,000	$0.04

Granted	1,749,000	$0.10
Exercised	-	-
Forfeited	-	-

Outstanding – December 31, 2001	3,373,000	$0.12

Exercisable – December 31, 2001	575,000	$0.30

Following is a summary of outstanding stock options at December 31, 2001:

Number of		Expiration	Weighted Average
Shares	Vested	Date	Exercise Price

2,698,000	-		$0.005
350,000	350,000	2003	$0.15
150,000	150,000	2006	$0.81
100,000	-	2002	$0.49
75,000	75,000	-	$0.005

3,373,000	575,000

In June 2000, the Company entered into a subscription agreement for up to a $15,000,000 sale of common stock and warrants under an investment financing agreement with an institutional private equity fund (the “Investor”). This financing allows the Company to issue common stock and warrants at the Company's discretion as often as monthly as funds are needed in amounts based upon certain market conditions. The pricing of each common stock sale is based upon current market prices at the time of each sale, and the Company may set a floor price for the shares each month at the Company's discretion.
In connection with the execution of this agreement, the Company issued warrants to the Investor to purchase 245,000 shares of the Company's common stock at $0.625 per share and 245,000 shares of the Company's common stock at $1.00 per share, which was the stock’s approximate market value at the time of each issuance. These warrants are exercisable until they expire in April 2005. In addition, for each sale on this equity line the Investor receives additional warrants to purchase the Company's common stock equal to 10% of equity sold, exercisable at a price equal to 110% of the market price. These warrants are exercisable for a five-year period from the date of issuance. As of December 31, 2001, the Company has issued 6,703 such warrants to the Investor with exercise prices ranging from $0.16 to $0.42 per share.
A summary of the Company's stock warrant activity and related information is as follows:
		Weighted
		Average
	Number of	Exercise
	Shares	Price

Outstanding at December 31, 1999	-	$ -

Granted	493,933	$0.81
Exercised	-	-
Forfeited	-	-

Outstanding at December 31, 2000	493,933	$0.81

Granted	2,770	$0.21
Exercised	-	-
Forfeited	-	-

Outstanding at December 31, 2001	496,703	$0.81

11. Commitments and Contingencies
Lease Obligations
On August 4, 2000 the Company entered into a long-term operating lease for its office and manufacturing facility in Phoenix, Arizona, which is owned by an entity controlled by a shareholder of the Company. The monthly lease cost to the Company is equal to all expenses related to the building, including, but not limited to, mortgage, taxes, fees, maintenance and improvements. The minimum monthly cost is approximately $9,000. As of December 31, 2001 the Company owed approximately $35,000 to the shareholder for rent in 2001 that had not been paid.
Minimum lease payments due under leases with remaining lease terms of greater than one year are as follows:
2002	$ 142,000
2003	107,410
2004	107,410
2005	107,410
2006 and thereafter	2,218,160

$2,682,390

The Company rents office space in Arlington, Texas on a month-to-month basis at $1,500 per month from an officer and shareholder of the Company. No payments have been made to date.
Litigation
The Company is currently a party to certain litigation arising in the normal course of business. Management believes that such litigation will not have a material impact on the Company's financial position, results of operations or cash flows.
12. Business Segments

During the year ended December 31, 2001 and 2000, the Company operated primarily in two strategic business units that offer different products and services: revenue sharing arrangements with theme parks and arcades and custom applications utilizing its virtual reality concept. Financial information regarding these business segments is as follows:
	Theme Parks	Custom
	and Arcades	Applications	Other	Total

Year ended December 31,
2001:

Revenues	$1,763,280	$ 699,599	$ 185	$2,463,064
Income (loss) from oper-
ations	(421,253)	62,358	(1,216,132)	(1,555,027)
Total assets	845,558	-	115,349	960,907
Interest expense	1,053,097	-	403,550	1,456,647
Depreciation expense	514,926	-	67,091	582,017
Capital expenditures	88,656	-	-	88,656

Year ended December 31,
2000:

Revenues	$2,173,025	$ 739,251	$ 446,850	$3,359,126
Income (loss) from op-
erations	(509,407)	268,580	(417,321)	(658,148)
Interest expense	848,140	-	325,010	1,173,150
Depreciation expense	467,552	-	60,919	528,471
Capital expenditures	847,114	-	83,662	930,776
The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating earnings of the respective business units.
13. Related Party Transactions
Included in the December 31, 2001 balance sheet is a note receivable from a shareholder of the Company. This note originated when the Company made a down payment of $102,782 on behalf of the shareholder who purchased the building which the Company currently leases (See Note 11). The note is non-interest bearing and is due on demand. The note was paid down by $34,897 during the year ended December 31, 2001.
Included in accounts payable in the December 31, 2001 balance sheet is $204,592 payable to a firm which is owned by an officer/shareholder of the Company for legal services and office rent (See Note 11).
Included in accrued interest payable in the December 31, 2001 balance sheet is $108,732 of interest due to shareholders of the Company.
The following table of contents has been designed to help you find important information contained in this prospectus. We encourage you to read the entire prospectus.	PROSPECTUS Resale of 19,991,703 Shares of Common Stock

TABLE OF CONTENTS

    Prospectus Summary
    Risk Factors
    Selling Shareholders
    Use of Proceeds
    Dilution
    Capitalization
    Equity line
    Plan of Distribution
    Price Range of Common Stock
    Dividend Policy
    Management's Discussion and Analysis of Financial Condition and Results of Operations
    Business
    Management
    Certain Transactions
    Description of Securities
    Legal Matters
    Experts
    Where You Can Find More Information
    Financial Statements

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 25. Other Expenses of Issuance and Distribution
The following is an itemized statement of the estimated amounts of all expenses payable by the registrant in connection with the registration of the common stock offered hereby:
SEC filing fee	$ 506
Legal fees	30,000
Accounting fees	5,000
Miscellaneous	5,000
Total	$40,506

SIGNATURES
In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this amendment to be signed on its behalf by the undersigned in the City of Arlington, Texas on September 3, 2002..
VirTra Systems, Inc.

By: /s/ L. Kelly Jones
Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons in the capacities and as of the dates indicated.
Signature	Title	Date
/s/ L. Kelly Jones L. Kelly Jones	Chief Executive Officer, Chairman of the Board of Directors and Chief Financial Officer	September 3, 2002
/s/ Bob Ferris* Bob Ferris	President and Director	September 3, 2002
/s/ Lance Loesberg* Lance Loesberg	Executive Vice-President and Director	September 3, 2002
/s/ John F. Aleckner, Jr * John F. Aleckner, Jr.	Director	September 3, 2002
/s/ Andrew Wells* Andrew Wells	Director	September 3, 2002
*By: L. Kelly Jones, attorney-in-fact